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FINANCIAL INFORMATION INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 14, 2005

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BPZ Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	1311	33-0502730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11999 Katy Freeway, Suite 560
Houston, Texas 77079
(281) 556-6200
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Thomas Kelly
11999 Katy Freeway, Suite 560
Houston, Texas 77079
(281) 556-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
 Mark W. Coffin
Adams and Reese, LLP
4400 One Houston Center
1221 McKinney Street
Houston, Texas 77010
(713) 652-5151

        Approximate date of commencement of proposed offering to the public:    As soon as practicable after this registration statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, no par value per share	4,629,000	$3.35(1)	$15,507,150	$1,825.19

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended and based on the average of the high and low sales prices of our common stock reported on the OTC Bulletin Board on February 7, 2005.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 14, 2005

PROSPECTUS

BPZ ENERGY, INC.

4,629,000 Shares of Common Stock

        We are registering 4,629,000 shares of our common stock, all of which are being offered by the shareholders listed under the heading "Selling Security Holders." We will not receive any of the proceeds from the sales of the shares of common stock by the selling shareholders. The selling shareholders will sell at prevailing market prices on the OTC Bulletin Board or privately negotiated prices. Our common stock trades under the symbol "BPZI".

        There are certain risks involved with the ownership of our common stock, including risks related to our new business and the market for our common stock. (See "Risk Factors" beginning on page 3.)

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2005

Table of Contents

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
FORWARD-LOOKING STATEMENTS
BUSINESS AND PROPERTIES
TWELVE MONTH PLAN OF OPERATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
LEGAL PROCEEDINGS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
EXECUTIVE COMPENSATION
PLAN OF DISTRIBUTION
SELLING SECURITY HOLDERS
DESCRIPTION OF OUR STOCK
MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS
LEGAL MATTERS
EXPERTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL INFORMATION

i

PROSPECTUS SUMMARY

        This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 3. Unless the context requires otherwise, references in this prospectus to "we," "us," "our" and "the Company" refer to BPZ Energy, Inc., a Colorado corporation, and our subsidiaries after the merger effective September 10, 2004. References to "Navidec" refers to Navidec, Inc. prior to the merger. "BPZ" refers to BPZ Energy, Inc., a Texas corporation, and wholly owned subsidiary of the Company.

About Us

        On July 12, 2004, Navidec and BPZ Energy, Inc., a Texas corporation ("BPZ") announced that they had entered into a revised Merger Agreement (the "Merger Agreement") providing for the acquisition of BPZ as a wholly owned subsidiary of Navidec in a transaction intended to qualify as a tax free share exchange. The merger transaction was consummated on September 10, 2004.

        The Merger Agreement provided for the immediate issuance by Navidec of 9,000,000 shares of its common stock and the future issuance of an additional 18,000,000 shares to the shareholders of BPZ on an earn-out basis if BPZ achieves certain production and reserve goals. At present, Navidec has only 20,000,000 common shares authorized for issuance. The earn-out shares cannot be issued until the Company amends its Articles of Incorporation to increase the number of authorized shares, which would require shareholder approval. Should all of the earn-out shares be earned, the shareholders of BPZ would receive, in the aggregate, 27,000,000 shares of common stock of Navidec. Upon completion of the transaction, the officers and directors of Navidec, except John R. McKowen, who remains a director, resigned, and the new directors and management of the Company became that of the acquired entity BPZ. Navidec changed its name to BPZ Energy, Inc. on February 4, 2005. Though its name has been changed, Navidec will be referred to in the discussion contained in this filing by its former name to avoid confusion.

        As of the effective date of the merger, Navidec was owned approximately 18.9% by the new investors in the Company who acquired their shares in the $6 million private placement of the Company's common stock which was consummated as of September 30, 2004, 24.4% by the legacy Navidec shareholders, and approximately 56.7% by the BPZ shareholders. Assuming the pro forma issuance of the entire 18,000,000 shares of Navidec common stock subject to the earn-out, the post-merger Navidec would be owned approximately 8.9% by the new private placement investors, 11.4% by the legacy Navidec shareholders, and approximately 79.7% by the BPZ shareholders.

        The Merger Agreement also provided that all of the business assets and liabilities of Navidec be assigned to and assumed by Navidec Financial Services, Inc. ("NFS"), a wholly owned subsidiary of Navidec and would be spun-off to the shareholders of record of Navidec as of September 9, 2004. In addition, NFS received 604,246 shares of common stock of the Company in the merger. All of the shares of NFS were distributed on February 3, 2005, though this transaction was deemed effective on a pre-merger basis under the terms of the Merger Agreement. This "spin off" transaction requires registration with the Securities and Exchange Commission ("SEC"), and a registration statement on Form 10-SB was filed with the SEC by NFS for this purpose on January 31, 2005. This NFS registration statement is subject to SEC review and approval. The distribution of the NFS shares will not be deemed registered shares until the application for registration becomes effective with the SEC and, thus, until such effectiveness, the NFS shares must be treated as restricted securities, which may not be sold without an applicable exemption from federal and state securities registration requirements.

        BPZ was established in 2001 as an oil and gas exploration and production (E&P) company. BPZ is headquartered in Houston, Texas and maintains an office in Lima, Peru.

        BPZ's business is to develop, own and operate prospects and energy projects in South America, with an immediate focus on Peru and Ecuador. Currently, we have exclusive rights, licensing and technical evaluation agreements for oil and gas exploration and production covering a total of approximately 2.7 million acres in four blocks in northwest Peru. We also own a non-operating interest in production in southwest Ecuador.

        BPZ has expanded its exploration base in northwest Peru by two approaches: it has acquired a 100% interest in License Contracts for Block Z-1 and Block XIX. It has also entered into a Technical Evaluation Agreement for Area VI and a Promotional Technical Evaluation Agreement for Area XVI. These latter two Agreements give BPZ the right to conduct technical evaluations of those areas over a 24 month period and enter into License Contracts if the evaluations indicate the potential for profitable operations. These four blocks occupy a combined area of approximately 2.75 million acres. Generally, the term of a License Contract in Peru is 40 years for gas exploration, development and production and 30 years for oil exploration, development and production.

Capital Structure

        Shares of common stock authorized: 20,000,000

        Shares of common stock outstanding prior to this offering: 16,566,848

The Offering

        All of the shares are being offered by selling shareholders. The selling shareholders currently own 3,500,000 shares of common stock. In addition, we are registering 1,129,000 common shares underlying warrant agreements for resale on a "when-issued" basis. Of these warrants, 564,500 are exercisable at $2.00 per share and 564,500 are exercisable at $4.00 per share. The selling shareholders will sell at prevailing market prices or privately negotiated prices. Our common stock is currently traded on the OTC Bulletin Board under the symbol BPZI.

Summary Financial Information

        The following tables set forth summary financial information and other equity information about us. You should read this summary information in conjunction with "Business and Properties," "Twelve Month Plan of Operation" and "Management's Discussion and Analysis" which include discussions of factors materially affecting the comparability of the information presented, and in conjunction with our financial statements included elsewhere in this prospectus.

	Fiscal Year Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	(Audited)	(Audited)	(Unaudited)
Statement of Operations Data
Net Loss	$(158,115)	$(94,622)	$(17,064,240)(1)

(1)
Includes merger costs of $16,284,966 as explained in Note 2 (Merger and Merger Costs) to the Unaudited Consolidated Financial Statements as of September 30, 2004 included later in this prospectus.

Balance Sheet Data
Cash and Cash Equivalents	$21,962	$8,156	$3,015,542
Total Assets	$26,142	$415,226	$5,787,677
Total Liabilities	$296,419	$780,125	$511,842
Stockholders' Equity (Deficit)	$(270,277)	$(364,899)	$5,275,835

RISK FACTORS

        The purchase of our common stock is a substantial transaction involving a high degree of risk. Prior to making an investment decision, you should carefully consider, together with the other information contained in this prospectus, the following risk factors.

        Investors should assume that if any of the following risks actually materialize, our business, financial condition or results of future operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry and Our Business.

        We have a limited operating history and have only engaged in start-up activities.    Although BPZ was formed in 2001, we are in a formative stage because we have not had significant business operations since formation and have generated no revenues from the production of oil or gas from our properties. We are also subject to all of the risks inherent in attempting to expand a relatively new business venture; such risks include, but are not limited to, the possible inability to profitably operate our existing properties or properties to be acquired in the future, our possible inability to fund the requirements of such properties and our possible inability to acquire additional properties that will have a positive effect on our operations. There can be no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of the Company's securities.

        We own rights to oil and gas properties that have not yet been developed.    We own rights to oil and gas properties that have limited or no development. There are no guarantees that our properties will be developed profitably or that the potential oil and gas reserves on the property will produce as expected if they are developed.

        We require significant additional financing for the exploration and development of our foreign oil and gas properties, which may not be available.    We currently have limited working capital. With the proceeds from a recently completed $6 million private offering limited to accredited investors completed on September 30, 2004, we have begun to implement our plans to develop and operate our existing oil and gas properties, but we do not have sufficient funds required to bring our exploration, development and acquisition activities to profitability.

        We anticipate that full and profitable development of our existing and future oil and gas discoveries and prospects in South America may take several years and will require significant additional capital expenditures that we will not be able to fund from operations. If we are unable to timely obtain adequate funds to finance these expenditures, our ability to develop our oil and gas reserves may be severely limited or substantially delayed. Such limitations or delay would likely result in substantial financial losses and the potential loss of the oil and gas leases.

        We anticipate that amounts required to fund our foreign activities will be funded from third-party financing, debt financing, sale of equity interests in the Company, joint venture arrangements, the sale of oil and gas interests, and/or operations. The exact nature and terms of such funding sources is unknown at this time, and there can be no assurance that we will obtain such funding or have adequate fund available to finance our operations in Peru.

        Our future operating revenue is dependent upon the performance of our properties.    Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of gas and to expand our operations through the successful implementation of our plans to explore and acquire additional properties. The successful development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. There can be no assurances that once in operation we can produce sufficient operating revenue to operate our existing properties and acquire additional oil and gas producing properties and leases. As a result, we may not discover any recoverable reserves, or we may not be able to make a profit from the reserves that we discover. In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional, third-party funding, if such finding can be obtained. Such options would include debt financing, sale of equity interests in the Company, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such alternative financing on a timely basis we could be required to delay or scale back our operations. If such unavailability of funds continues for any extended period of time, this could result in the termination of our operations and the loss of an investor's entire investment.

        Our business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.    Our development activities may be unsuccessful for many reasons, including weather (such as hurricanes and tropical storms off the coast of Peru and Ecuador), the drilling of dry holes, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. Our business involves a variety of operating risks, including:

  •
  fires;

  •
  explosions;

  •
  blow-outs and surface cratering;

  •
  uncontrollable flows of natural gas, oil and formation water;

  •
  natural disasters, such as hurricanes and other adverse weather conditions;

  •
  pipe, cement, subsea well or pipeline failures;

  •
  casing collapses;

  •
  mechanical difficulties, such as lost or stuck oil field drilling and service tools;

  •
  abnormally pressured formations;

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  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, any well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect any drilling operations we may commence. We could also incur substantial losses as a result of:

  •
  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

  •
  injury or loss of life;

  •
  severe damage to and destruction of property, natural resources and equipment;

  •
  pollution and other environmental damage;

  •
  clean-up responsibilities;

  •
  regulatory investigation and penalties;

  •
  suspension of our operations; and

  •
  repairs to resume operations.

        If any of these risks occur, and our resulting losses are significant, we may have to curtail or suspend any drilling operation we may eventually commence.

        We plan to conduct offshore exploration, exploitation and production operations off the coast of northwest Peru, which operations are also subject to a variety of operating risks peculiar to the marine environment.    Such risks include capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

        The geographic concentration of our properties in the northwest Peru and southwest Ecuador subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting that region specifically.    The geographic concentration of our properties in northwest Peru and southwest Ecuador and adjacent waters means that some or all of our properties could be affected by the same event should that region experience:

  •
  severe weather;

  •
  delays or decreases in production, the availability of equipment, facilities or services;

  •
  delays or decreases in the availability of capacity to transport, gather or process production; or

  •
  changes in the regulatory environment.

Because all our properties could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

        Instability of International Operations.    Presently, substantially all of our oil and gas properties are located in South America, specifically Peru and Ecuador. The success and profitability of our international operations may be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, tax laws (including host-country export, excise and income taxes and U.S. taxes on foreign operations) and fluctuations in the value of the U.S. dollar versus the local currencies in which oil and gas producing activities may be conducted. This instability in laws, expenses of operations and fluctuations in exchange rates may make our assumption about the economic viability of our oil and gas properties incorrect. If these assumptions are incorrect, we may not be able to earn sufficient revenue to cover our costs of operations.

        Our operations in Peru and Ecuador involve substantial costs and are subject to certain risks because the oil and gas industry in Peru and Ecuador is less developed than in the United States.    The oil and gas industries in Peru and Ecuador are not as developed as the oil and gas industry in the United States. As a result, our drilling and development operations in many instances will take longer to complete and may cost more than similar operations in the United States. The availability of technical expertise, specific equipment and supplies may be more limited in Peru and Ecuador than in the United States. Further, once oil and natural gas production is recovered, there are fewer ways to transport it to market for sale. Pipeline and trucking operations are subject to uncertainty and lack of availability. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. We expect that such factors will continue to subject our international operations to economic and operating risks that companies with domestic operations do not experience.

        The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and exploitation plans on a timely basis and within our budget.    Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations. If the unavailability or high cost of rigs, equipment, supplies or personnel were particularly severe in Peru and Ecuador, we could be materially and adversely affected because our operations and properties are concentrated in those areas.

        We are subject to numerous foreign laws and regulations of the oil and natural gas industry that can adversely affect the cost, manner or feasibility of doing business.    Our operations are subject to extensive foreign laws and regulations relating to the exploration for and the development, production and transportation of oil and natural gas. Future laws or regulations, any adverse change in the interpretation of existing laws or our failure to comply with existing legal requirements may harm our business results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

  •
  work program guarantees and other financial responsibility requirements;

  •
  taxation;

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  royalty requirements;

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  customer requirements;

  •
  operational reporting; and

  •
  safety requirements.

        Under these laws and regulations, we could be liable for:

  •
  personal injuries; and

  •
  property and natural resource damages; and governmental infringements and sanctions.

        If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts.    The terms of each of our contracts with the government of Peru, including our Peruvian License Contracts and Technical Evaluation Agreements, require that we perform certain activities, such as seismic interpretations and the drilling of required wells in accordance with those contracts and agreements. Our failure to timely perform those activities as required could result in the loss of our rights under a particular contract or the loss of the amounts we have posted as a guaranty for the performance of such activities, which would likely result in a significant loss to us. As of December 31, 2004, we believe we were in compliance with all of the material requirements of each of such contracts.

        We are subject to complex environmental regulatory and permitting laws and regulations that can adversely affect the cost, manner and feasibility of our planned operations.    The development, production and sale of oil and gas in South America are subject to extensive environmental laws and regulations. Our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. For example, we are required to obtain an environmental permit or approval from the government in Peru prior to conducting seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters in offshore Peru, where we intend to conduct future oil and gas operations. Failure to comply with these laws and regulations also may result in the suspension or termination of our planned drilling operations and subject us to administrative, civil and criminal penalties.

        Our current permits and authorizations and our ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we may experience delays in obtaining permits and authorizations in Peru and Ecuador necessary for our operations. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations.

        Moreover, these laws and regulations could change in ways that substantially increase our costs. These laws and regulations have changed frequently in the past and have generally imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly different from those we currently anticipate, thereby increasing our overall costs. Failure to continue to comply with changes in regulation may subject us to suspend or terminate one operation or subject us to administrative, civil and criminal penalties.

        Any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and our ability to implement phases two and three of our plan of operation. See discussion of our plan of operation in "Twelve Month Plan of Operation."

        Compliance with, or breach of, laws relating to the discharge of materials into, and the protection of the environment, can be costly and could limit our operations.    As an owner or lessee and operator of oil and gas properties throughout Peru and Ecuador, we are subject to various national, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations, subject the owner or lessee to liability for pollution damages and other environmental damages, and require suspension or cessation of operations in affected areas.

        We have established practices for continued compliance with environmental laws and regulations. We believe the costs incurred by these policies and procedures are necessary business costs in the oil and gas industry. There is no assurance that changes in or additions to laws or regulations regarding the protection of the environment will not increase such compliance costs, or have a material adverse effect upon our capital expenditures, earnings or competitive position.

        Our oil and gas operations involve substantial costs and are subject to various economic risks.    Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. We also face the risk that the oil and/or gas reserves are less than anticipated, that we will not have sufficient funds to drill on the property, that we will not be able to market the oil and/or gas due to a lack of a market and that fluctuations in the prices of oil and/or gas will make development of those leases uneconomical. This could result in a total loss of our investment. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.

        Competition for oil and natural gas properties and prospects is intense; some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.    We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel and equipment. In addition, the changes in Peruvian government regulation have enabled multinational and regional companies to enter the Peruvian energy market. Competition in our business activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. For example, Perupetro may choose to call for bids, either through international competitive biddings or through private bidding processes by invitation, if several companies are interested in an area, and award the contract to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the divesting practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

        The loss of senior management or key technical personnel could adversely affect us.    Certain members of present management have substantial expertise in the endeavors presently conducted and to be engaged in by the Company. We do not maintain any life insurance against the loss of any of these individuals. To the extent that their services become unavailable, we will be required to retain other qualified personnel. There can be no assurance that we will be able to recruit and hire qualified persons upon acceptable terms.

        Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. In the event that the services of our current technical personnel become unavailable, we will need to hire qualified personnel to take their place; no assurance can be given that we will be able to recruit and hire such persons on acceptable terms.

        Insurance does not cover all risks.    Exploration for and production of oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, formations, injury to persons, loss of life, or damage to property or the environment. Even if we are able to secure additional financing, we may not have sufficient capital to establish any reserves for contingent liabilities or workovers. We do not presently maintain insurance against losses or liabilities arising from our operations or for environmental coverage. We will evaluate whether we will obtain insurance coverage and in what amounts, consistent with our business activities in the future, should our management determine that we have sufficient funds to do so. No such insurance coverage can insure for all operational or environmental risks. The occurrence of an event that is not insured or not fully insured could result in losses to us. For example, uninsured environmental damages, property damages or damages related to personal injuries could divert capital needed to implement our plan of operation. If any such uninsured losses are significant, we may have to curtail or suspend our drilling operations until such time as replacement capital is obtained, if ever.

        A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments to implement our business plan..    With respect to our oil and gas business, any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices. Oil and natural gas are commodities, and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. Those factors include:

  •
  international political conditions (including wars and civil unrest),

  •
  the domestic and foreign supply of oil and gas,

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  the level of consumer demand,

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  weather conditions,

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  domestic and foreign governmental regulations and other actions,

  •
  actions taken by the Organization of Petroleum Exporting Countries (OPEC),

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  the price and availability of alternative fuels, and

  •
  overall economic conditions.

        Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil and natural gas we can produce economically, if any. A substantial or extended decline in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity we may have and may require a reduction in the carrying value of our oil and gas properties.

        We may not be able to develop a proven reserve base.    Our future success will depend upon our ability to find, acquire and develop oil and gas reserves that are economically recoverable. Any reserves we develop will decline as they are produced, except to the extent that we conduct successful revitalization activities, or are able to acquire properties containing proven reserves, or both. To develop reserves and production, we must implement our development and production programs, identify and produce previously overlooked or by-passed zones and shut-in wells, acquire additional properties or undertake other replacement activities. Our current strategy is to develop a reserve base, production and cash flow through the development of oil and gas fields to which we have development rights and selective acquisitions of other desirable oil and gas properties where we can utilize new and existing technology. We can give no assurance that our planned development, revitalization, and acquisition activities will result in significant reserves or that we will have success in discovering and producing reserves at economical exploration and development costs. We may not be able to locate geologically satisfactory property, particularly since we will be competing for such property with other oil and gas companies, most of which have much greater financial resources than ourselves. Moreover, even if desirable properties are available to us, we may not have sufficient funds with which to acquire additional leases. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration costs for additional reserves may also increase.

Risks Relating to the Offering

        Investor profits, if any, may be limited for the near future.    In the past, we have never paid a dividend. We do not anticipate paying any dividends in the near future, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, accordingly other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses. We have not been profitable since our inception and we incurred a net loss of $17,064,240 through the nine months ended September 30, 2004, including merger costs of $16,284,966 as explained in Note 2, "Merger and Merger Costs" to the unaudited September 30, 2004 financial statements included later in this prospectus. To date we have not had any revenue or earnings from operations, and we will continue, in all likelihood, to sustain operating expenses without corresponding revenues until we are able to successfully implement our new plan of operation, if ever.

        Because our common stock will be subject to the "penny stock" regulations for the foreseeable future, its liquidity will be reduced.    Generally, penny stocks are equity securities with a price of less than $5.00 which are not quoted on the national exchange or the Nasdaq system. Our common stock currently does not qualify for any exemption to the penny stock regulations because it is quoted on the OTC Bulletin Board. The penny stock rules require a broker/dealer to deliver, prior to a transaction in a penny stock, a standardized risk disclosure document prescribed by the SEC and to provide the potential purchaser of penny stock with the following information:

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  information about penny stocks,

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  the nature and level of risk in the penny stock market,

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  the bid and offer quotations for the stock, and

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  other burdensome and detailed information.

Those delivery and disclosure requirements tend to reduce the level of interest of broker/dealers in dealing with penny stocks, which could have the effect of reducing the level of trading activity in the secondary market for our common stock during the time that the price of our common stock remains below $5.00. If the price of our common stock remains below $5.00, the penny stock regulations could reduce the liquidity of our common stock and make it more difficult for investors to sell our common stock.

        Additional infusions of capital may have a dilutive effect on your investment.    To finance our operations we may sell additional shares of our stock. Any additional equity financing that we receive may involve substantial dilution to our then-existing shareholders. Furthermore, we may issue stock to acquire properties, assets, or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced.

        Shares eligible for future sale by our current shareholders may impair our ability to raise capital through the sale of our stock.    We currently have 16,566,848 shares of common stock outstanding, of which 3,500,000 shares are being registered for resale under this prospectus. We are also registering 1,129,000 shares underlying warrant agreements. The Merger Agreement provides for the future issuance of an additional 18,000,000 common shares to the shareholders of BPZ on an earn-out basis if BPZ achieves certain production and reserve goals. The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease and thus could impair our ability to raise capital through the sale of our equity securities.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock by the selling security holders. However, we are also registering 1,129,000 shares of common stock underlying warrants to purchase our common stock. If and when such warrants are exercised, we would receive maximum aggregate proceeds of $3,387,000 from the exercise of these warrants. We would not, however, receive any of the proceeds from the sale of the common stock underlying such warrants.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that concern our business. Such statements are not guarantees of future performance and actual results could differ materially from those expressed or implied in such statements as a result of certain factors, including those set forth in "Twelve Month Plan of Operation," "Risk Factors," and elsewhere in this prospectus. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, believe, intend or anticipate will or may occur in the future, including the following matters, are forward looking statements:

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  our ability to satisfy any foreign governmental requirements affecting the license and other rights we have in oil and gas properties;

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  our ability to obtain sufficient financing to commence drilling operations,

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  our ability to discover producible oil and gas on our leased properties,

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  capital costs of drilling and completing wells,

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  capital costs of building other related production or gathering facilities,

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  the availability of contract operators and drillers,

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  the continued demand for crude oil and natural gas, and

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  the expansion and growth of our operations.

These statements are based on certain assumptions and analyses made by us in light of our experience and our product research. Such statements are subject to a number of assumptions including the following:

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  risks and uncertainties, including the risk factors in this prospectus,

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  general economic and business conditions,

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  the business opportunities that may be presented to and pursued by us,

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  changes in laws or regulations, including foreign laws and regulations that may impact us, and other factors, many of which are beyond our control, and

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  ability to obtain financing under favorable conditions.

        The cautionary statements contained or referred to in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BUSINESS AND PROPERTIES

Overview

        The Company was incorporated in 1993. On September 10, 2004, the Company consummated a merger with BPZ whereby BPZ became a wholly owned subsidiary of the Company. The Merger Agreement provided that all of the business assets and liabilities of Navidec (with the exception of the net proceeds of a private placement of common stock as more fully described in Note 6 to the Consolidated Financial Statements) would be assigned to and assumed by Navidec Financial Services, Inc., a wholly owned subsidiary of Navidec, and all of the shares of Navidec Financial Services would be spun out to the shareholders of record of Navidec as of September 9, 2004, which record date is prior to consummation of the merger. As a result of this merger, our business became that of BPZ. Also in connection with the merger, we changed our name to "BPZ Energy, Inc." on February 4, 2005.

        BPZ was established in 2001 as an oil and gas exploration and production (E&P) company. BPZ is headquartered in Houston, Texas and maintains an office in Lima, Peru.

        As a result of our acquisition of BPZ by merger, our current business is to develop, own and operate prospects and energy projects in South America. In 2001, BPZ established a subsidiary incorporated in Peru, officially designated "BPZ Energy, Inc. SUCURSAL Peru." In June 2004, BPZ acquired all of the capital stock of SMC Ecuador, Inc., a Delaware corporation. Currently, we have exclusive rights and licensing agreements for oil and gas exploration and production covering a total of approximately 2.7 million acres in four blocks in northwest Peru. We also own a non-operating interest in production in southwest Ecuador.

Navidec Transaction

        On July 12, 2004, BPZ and Navidec announced it had entered into a revised Merger Agreement (the "Merger Agreement") providing for the acquisition of BPZ as a wholly owned subsidiary of Navidec, in a transaction intended to qualify as a tax free share exchange. The merger transaction was consummated on September 10, 2004.

        The Merger Agreement provided for the immediate issuance by Navidec of 9,000,000 shares of its common stock and the future issuance of an additional 18,000,000 shares to the shareholders of BPZ on an earn-out basis if BPZ achieves certain production and reserve goals. At present, Navidec has only 20,000,000 common shares authorized for issuance. The earn-out shares cannot be issued until the Company amends its Articles of Incorporation to increase the number of authorized shares, which would require shareholder approval. Should all of the earn-out shares be earned, the shareholders of BPZ would receive, in the aggregate, 27,000,000 shares of common stock of Navidec. Upon completion of the transaction, the officers and directors of Navidec, except John R. McKowen, who remains a director, resigned, and the new directors and management of the Company became that of the acquired entity BPZ. Navidec changed its name to BPZ Energy, Inc. on February 4, 2005. Though its name has been changed, Navidec will be referred to in the discussion contained in this filing by its former name to avoid confusion.

        As of the effective date of the merger, Navidec was owned approximately 18.9% by the new investors in the Company who acquired their shares in the $6 million private placement of the Company's common stock which was consummated as of September 30, 2004, 24.4% by the legacy Navidec shareholders, and approximately 56.7% by the BPZ shareholders. Assuming the pro forma issuance of the entire 18,000,000 shares of Navidec common stock subject to the earn-out, the post-merger Navidec would be owned approximately 8.9% by the new private placement investors, 11.4% by the legacy Navidec shareholders, and approximately 79.7% by the BPZ shareholders.

        The Merger Agreement also provided that all of the business assets and liabilities of Navidec be assigned to and assumed by Navidec Financial Services, Inc., a wholly owned subsidiary of Navidec and would be spun-off to the shareholders of record of Navidec as of September 9, 2004. All of the shares of Navidec Financial Services, Inc. were distributed on February 3, 2005, though this transaction was deemed effective on a pre-merger basis under the terms of the Merger Agreement. This "spin off" transaction requires registration with the Securities and Exchange Commission ("SEC"), and a registration statement on Form 10-SB was filed with the SEC for this purpose on January 31, 2005. This registration statement is subject to SEC review and approval. The distribution of the NFS shares will not be deemed registered shares until the application for registration becomes effective with the SEC and, thus, until such effectiveness, must be treated as restricted securities, which may not be sold without an applicable exemption from federal and state securities registration requirements.

        As part of the merger transaction, Navidec agreed to provide through a private placement not less than $3 million and up to $6 million in additional equity capital for BPZ's operations and working capital needs. As of September 30, 2004, this private placement was closed at $6 million of total gross proceeds. Net proceeds of approximately $5.4 million became available for use by us in connection with the business operations of BPZ.

Our Current Portfolio of Properties in Peru

        We have expanded our exploration base in northwest Peru by two approaches. We have acquired a 100% interest in License Contracts for Block Z-1 and Block XIX. We have also entered into a Technical Evaluation Agreement for Area VI and a Promotional Technical Evaluation Agreement for Area XVI. These latter two Agreements give us the right to conduct technical evaluations of those areas over a 24 month period and enter into License Contracts if the evaluations indicate the potential for profitable operations. These four blocks occupy a combined area of approximately 1.1 million hectares (approximately 2.75 million acres). The term of a License Contract in Peru is generally 40 years for gas exploration, development and production and 30 years for oil exploration, development and production. See the map of our Peru Properties on the page following:

BPZ'S EXPLORATION PROJECTS IN NORTHWEST PERU

BLOCK	BASIN	AREA		BPZ's Participation
		(hectares)	(acres)(1)	(%)
Z-1	Tumbes	299,273	739,205	100%
XIX	Tumbes/Talara	191,441	472,860	100%
XVI	Talara	43,358	107,095	100%
VI	Lancones	584,438	1,443,561	100%

	TOTAL ===>	1,118,510	2,762,721

Note: (1) Conversion ratio of 2.47 acres per 1 hectare

BPZ PERU PROPERTIES

INDEX MAP
Ecuador
PERU
CANADA GRANDE
BLOCK 1
Salinas
ESPOL
BLOCK 2
Guayaquil
Golfo de Guayaquil
PACIFIC OCEAN
EDC
BLOCK 3
Machala
ECUADOR
PERU
BLOCK Z-1
Tumbes
BLOCK XIX
BPZ
Z-3
XIV
GMP
Z-5
AREA XV
BPZ
PETROBRAS
X
PC MONTERRICO
RIO BRAVO
IV
IX
UNIPETRO
AREA VI
BPZ
MERCANTILE
III
Z-6
PETRO-TECH
Z-2B
Piura
PETRO-TECH
Z-4
OLYMPIC
XIII
ECUADOR
PERU
LEGEND
BPZ's BLOCKS
ON- & OFFSHORE
NW PERU & SW ECUADOR
BPZ Energy, Inc.

Description of Block Z-1

        Block Z-1, a coastal offshore area encompassing 299,273 hectares (equivalent to 739,205 acres) is situated at the southern end of the Gulf of Guayaquil.

Description of Block XIX

        Block XIX covers about 191,441 hectares (equivalent to 472,860 acres) lying entirely onshore and adjacent to Block Z-1 within the Tumbes basin of Oligocene-Neogene age.

Description of Area XVI

        Block XVI is located onshore in northwest Peru, within the Department of Piura, Province of Talara, and has an extension of 43,358 hectares (equivalent to 107,095 acres). Area XVI lies about 85 kilometers to the northeast of the city of Talara, within the District of El Alto, and immediately to the east of Block X, currently operated by Petrobras Energía S.A., the largest producing block in the Talara Basin.

Description of Area VI

        Area VI is located onshore in northwest Peru, within the region known as Department of Piura, and covering parts of the Provinces of Talara, Sullana, Piura and Paita. Area VI has an extension of 584,438 hectares (equivalent to 1,443,561 acres) covering nearly the entire Lancones Basin.

BPZ's Properties in Ecuador

        In June 2004, BPZ acquired 100% of the common stock of SMC Ecuador, Inc., a Delaware corporation ("SMC"), and the owner of a 10% interest in certain non-operated oil and gas energy producing properties located in the Republic of Ecuador (the "Santa Elena Properties"). The Santa Elena Properties currently produce approximately 2,000 bopd. In order to finance the acquisition, BPZ entered into a debt arrangement in the amount of $1,375,000 (the "Loan") with an individual (the "Lender"). The Loan was to be repaid in 36 equal installments, paid monthly, bearing interest at 15%. The Lender held a first lien on the common stock of SMC as collateral. Upon full repayment of the Loan by BPZ, the Lender was entitled to receive beneficial ownership of 40% of the interests of SMC in the Santa Elena Properties (or a 4% derivative working interest in the Santa Elena Properties).

        In September 2004, BPZ reached an agreement with the Lender to cancel the above agreement and enter into a new agreement whereby BPZ converted $1,000,000 of the principal balance of the Loan, plus $20,529 of accrued interest, into 500,000 shares of Company stock. The remaining balance of the Loan, or $293,136 will be payable in 10 equal monthly installments with interest imputed at 15%. The agreement to convey beneficial ownership of a 4% derivative working interest in the Santa Elena Properties Elena Properties was also accelerated to the date of the agreement. Accordingly, BPZ now owns a 6% effective working interest in the Santa Elena Properties.

Regulation

  General

        Various aspects of our oil and natural gas operations are currently or will be subject to various foreign laws and governmental regulations. These regulations may be changed from time to time in response to economic or political conditions.

  Peru

        Peruvian hydrocarbon legislation.    Peru's hydrocarbon legislation, which includes the Organic Hydrocarbon Law No. 26221 and the regulations thereunder (the "Organic Hydrocarbon Law"), governs our operations in Peru. This legislation covers the entire range of petroleum operations, defines the Peruvian government agencies and their roles, requires that investments in the petroleum sector be undertaken solely by private investors (either national or foreign), and provides for the promotion of the development of hydrocarbon activities based on free competition and free access to all economic activities. This law provides that pipeline transportation and natural gas distribution must be handled via contracts. All other petroleum activities are to be freely operated and are subject only to local and international safety and environment standards.

        Under this legal system, Peru is the owner of the hydrocarbons located below the surface in the national territory. However, Peru has given the ownership right to extracted hydrocarbons to Perupetro, a private law state company that is responsible for promoting the investment of hydrocarbon exploration and exploitation activities in Peru. Perupetro is empowered to enter into contracts for either the exploration and exploitation or the exploitation of petroleum and gas on behalf of Peru, which are described further below. The Peruvian government still plays an active role in petroleum operations through the involvement of the Ministry of Energy and Mines, the specialized government department in charge of devising energy, mining and environmental protection policies, enacting the rules applicable to all these sectors, supervising compliance with such policies and rules. Within the Ministry of Energy and Mines, the Supervising Organism for Investments in Energy (OSINERG) is the body charged with economic and technical supervision. We are subject to the laws and regulations of all of these entities.

        Perupetro generally enters into either Licenses or Service Contracts for hydrocarbon exploration and exploitation. Peru's laws also allow for other contract models, but the investor must propose novel contract terms that are compatible with Peru's interests. A company must have previously been qualified by Perupetro to enter into hydrocarbon exploration and exploitation contracts in Peru. In order to qualify, the company must meet the standards under the Regulations Governing the Qualifications of Oil Companies. These qualifications generally require the company to have the technical, legal, economic and financial capacity to comply with all obligations it will assume under the contract based on the characteristics of the area requested, the possible investments and the environmental protection rules governing the performance of its operations. When a contractor is a foreign investor, it is expected to incorporate a subsidiary company in accordance with Peru's municipal laws and appoint representatives who will interact with Perupetro.

        Our Peruvian subsidiary, BPZ Energy, Inc., Sucursal Peru, has been qualified by Perupetro with respect to our current contracts. However, Perupetro grants the qualification for each specific contract to be signed by a company. Additionally, the qualification for foreign companies is granted in favor of the home office or corporation, which is jointly and severally liable at all times for the technical, legal, economic and financial capacity of the Peruvian branch.

        When operating under a License, the licensee will be the owner of the hydrocarbons extracted from the contract area during the performance of operations, and will pay a royalty to Petroperu. The licensee can therefore dispose of the petroleum in any manner whatsoever, subject to a limitation in the case of natural emergencies where the law stipulates the manner of disposal.

        Licensees are obligated to submit quarterly reports to the Petroleum Bureau (Dirección General de Hidrocarburos). Licensees must also submit a monthly economic report to the Central Bank of Peru. These reports are generally centralized and delivered through Perupetro.

        Previously, all Licenses were granted by the Ministry of Mines and Energy. This change subjects all licenses to a new legal framework. These licensing requirements are without precedent in Peru. We are uncertain as to how the licensing procedure will function in the future.

        Under Service Contracts, the ownership of all of the extracted petroleum is vested in Petroperu and the company will receive a compensation agreed to by the parties. However, Perupetro is granted the power to remunerate the investor either in cash or in kind, depending on the level of investment and the volume of production.

        The duration of the contracts are based on the nature of the petroleum discovered. The contract duration for crude oil is thirty (30) years, while the contract duration for natural gas and condensates is forty (40) years. The periods commence on an agreed date and are determined based on location of the contract area, season of the year in which exploration commences, and other similar factors. Contracts include an exploration phase and an exploitation phase (unless the contract is just an exploitation contract). Within the contract term, a maximum of seven (7) years is allotted to exploration. There is also a potential retention period for a maximum of ten (10) years. This retention period accounts for time when factors recognized by law prevent the economic viability of discovery, such as lack of transportability or lack of a market. The exploration phase is generally divided into several periods, and each period must include a mandatory minimum work program. The fulfillment of work programs must be supported by an unconditional, irrevocable and immediately executable bank guaranty, usually in the amount of thirty to forty percent (30-40%) of the estimated value of the work to be carried out.

        Petroperu also grants Technical Evaluation Agreements. These give the contractor the right to conduct technical evaluations of the areas under such agreements and enter into License Contracts if the evaluations indicate the potential for profitable operations. The Technical Evaluation Agreement is generally for a period of twenty-four months, depending upon the volume and nature of the work to be carried out.

        We currently have two License Contracts and two Technical Evaluation Agreements. We have executed certain letters of guaranty to guarantee our performance under the License Contracts and Technical Evaluation Agreements, including a $1.3 million bond recently posted to secure part of our obligations under the License Contract for Block Z-1. This bond was secured by the deposit of restricted cash with the financial institution which issued the bond. Should we fail to fulfill our obligations under the License Contracts, without justification either technical or otherwise, Perupetro could seek recourse to the bank guarantee or terminate the license.

        Peruvian fiscal regime.    Peru's fiscal regime determines the levels the government expropriates from petroleum activities. This regime is subject to change, which could negatively impact our business.

        Contractors under license agreements are subject to royalty payments, which is usually a fixed percentage of the petroleum produced. The taxing regulations stipulate a minimum royalty payment of fifteen percent (15%). A contractor is sometimes granted the right to pay less based on the circumstances. Under a Service Contract, Perupetro receives all of the petroleum produced on behalf of Peru and the contractor is remunerated for the volume produced.

        The Organic Hydrocarbon Law and the Regulations Governing the Tax Stability Guaranty and Other Tax Rules of the Organic Hydrocarbon Law provide that the tax regime in force on the date of signing a contract will remain unchanged during the term of the contract. Therefore, any change to the tax regime, implying either an increase or decrease in the tax burden, will not affect the contractor.

        At the exploration phase, contractors are exempt from import duties and other forms of taxation applicable to goods intended for exploration activities. Exemptions are withdrawn at the production phase. In certain instances, the contractor is entitled to import goods for a two-year tax-free period.

        A thirty percent (30%) corporate income tax is levied on the income of the contractor. Contractors engaged in the exploration and production of crude oil, natural gas and condensates must determine their taxable income separately for each of these activities. Where a contractor carries out these activities in more than one area under different individual contracts, it may consolidate all costs and expenses incurred in overall operations for purposes of determining the corporate income tax.

        Peruvian labor and safety legislation.    Our operations in Peru will be subject to the Unified Labor Law, which governs the labor force in the petroleum sector. In addition, the Organic Hydrocarbon Law and related Safety Regulations for the Petroleum Industry also regulate the safety and health of workers involved in the development of hydrocarbon activities. All entities engaged in the performance of activities related to the petroleum industry must provide the General Hydrocarbons Bureau on a semi-annual basis with the list of their personnel, indicating their nationality, specialty and position. These entities must also permanently train their workers on the application of safety measures in the operations, and control of disasters and emergencies. Each entity must keep detailed records of all accidents that occur in its operations and report all accidents to the General Hydrocarbons Bureau. The regulations also contain provisions on accident prevention and personnel health and safety, which in turn include rules on living conditions, sanitary facilities, water quality at workplaces, medical assistance and first-aid services. Provisions specifically related to the exploration phase, which is the phase we are in, are also contained in the regulations and include safety measures in camps, medical assistance, food conditions, and handling of explosives. Additional safety regulations may also apply as we expand and develop our operations.

        Peruvian electric power legislation.    Our business plan includes the possibility of generating electric power for sale in Peru. The basic laws in Peru governing electric power are the Law of Electric Power Concessions and the Regulations for the Environmental Protection of Electric Power Activities, the corresponding regulations for each, as well as additional, related laws and regulations including all legislation regarding Electric Power Tariffs and all regulations and technical norms created by the National Commission of Electric Power Tariffs.

        Although we believe that our operations are and will be in substantial compliance with existing requirements of Peruvian governmental bodies, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Our principals have many collective decades of experience in dealing directly with the Peruvian government on energy projects in that country, and in some past cases have even been directly involved in the drafting and promulgation of petroleum legislation. Therefore we believe we are in a unique position to understand and comply with all local rules and regulations. In management's experience, owning and exploiting petroleum properties in foreign countries is less complicated than in the U.S., because existing legislation favors investments by foreign companies particularly with U.S. based operations. However, our current permits and authorizations and our ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations.

        Peruvian environmental regulation.    Our operations are subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Peru has enacted specific environmental regulations applicable to the petroleum industry. The Code on the Environment and the Natural Resources establishes a framework within which all specific laws and regulations applicable to each sector of the economy are to be developed. These laws and regulations are designed to ensure the continual balance of environmental and petroleum interests. The regulations stipulate certain environmental standards expected from contractors. They also specify appropriate sanctions to be enforced by the Ministry of Mines and Energy if a contractor fails to maintain such standards. The Ministry of Mines and Energy is charged with the responsibility of issuing the applicable standards. OSINERG is responsible for enforcing compliance with applicable environmental rules against companies engaged in hydrocarbon activities.

        The Organic Hydrocarbon Law also addresses the environmental regime in Peru. The law originally prohibited any mining or extractive operations within certain areas designated for protection. It was, however, subsequently modified to enable investors to prospect for petroleum within protected areas, provided there is compliance with several obligations. We must comply with these obligations as we conduct our business on an ongoing basis. The Environmental Regulations for Hydrocarbon Activities provide that companies participating in the implementation of projects, performance of work and operation of facilities related to hydrocarbon activities are responsible for the emission, discharge and disposal of wastes into the environment. Companies must annually file a report corresponding to the previous year describing the company's compliance with the environmental legislation in force.

        Companies involved in hydrocarbon activities must also prepare and file an Environmental Impact Study (EIS) with the General Hydrocarbons Bureau in order for the relevant activities to honor the maximum permissible emission limits set forth by the Ministry of Energy and Mines. EISs must be prepared for each project to be carried out. All of these proposals must be approved by the Council of Ministers by means of a Supreme Decree. The application process for a Supreme Decree is a rigorous process which involves expense and uncertainty.

        In addition, any party responsible for hydrocarbon activities must file an "Oil Spill and Emergency Contingency Plan" with the General Hydrocarbons Bureau. The plan must be updated at least once a year and must contain information regarding the measures to be taken in the event of spills, explosions, fires, accidents, evacuation, etc. It must also contain information on the procedures, personnel and equipment required to be used and procedures to be followed to establish uninterrupted communication between the personnel, the government representatives, the General Hydrocarbons Bureau and other State entities.

        Any failure to comply with environmental protection rules, the import of contaminated products, or the company's failure to keep a Monitoring Register or send reports to the General Hydrocarbons Bureau in a timely fashion, will be subject a company to fines. In addition, the Bureau may consider imposing a prohibition or restriction of the relevant activity, an obligation to compensate the aggrieved parties and/or an obligation to immediately restore the area. The company responsible for any default can also be subject to a suspension of operations for a term of one, two or three months, or indefinitely. Furthermore, any contract signed with the Peruvian government, the implementation of which jeopardizes or endangers the protection or conservation of protected natural areas, can be terminated.

        Our company is subject to all Peruvian environmental regulations now in existence and those existing in the future. The enactment and enforcement of environmental laws and regulations in Peru is relatively new. We are therefore uncertain how Peruvian authorities will enforce and supervise environmental compliance and standards. Further, we cannot predict any future regulation or the cost associated with future compliance.

        Although we believe that our operations are in substantial compliance with existing environmental requirements, our ability to conduct continued operations is subject to satisfying applicable regulations. Our current permits and authorizations and ability to obtain future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we have experienced and may experience in the future delays in obtaining permits and authorizations in Peru necessary for our operations. We are required to obtain an environmental permit or approval from the government in Peru prior to conducting any seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters in offshore Peru where we intend to conduct oil and gas operations. We have made and will continue to make expenditures in its efforts to comply with environmental requirements.

  Ecuador

        SMC Ecuador, Inc. has had its interest in the Santa Elena oil fields for the past eight years, and the license agreement has been respected throughout this time. To the extent we expand our interests in Ecuador to operating activities, we will be directly subject to the laws and regulations of Ecuador covering the petrochemical industry and the environment.

Research and Development

        We have in the past benefited from our relationships with larger oil and gas companies where such companies have looked to us to test new exploration tools. We believe this has given us a competitive advantage over neighboring oil companies, particularly in the application of geophysical and exploration software not previously available to evaluate the areas of interest.

Operational Hazards and Insurance

        Our operations will be subject to the usual hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

        We will evaluate whether we will obtain general liability insurance in amounts and on terms that we consider to be reasonable for our operations and in accordance with customary industry practices. Such insurance will not cover every potential risk associated with the drilling, production and processing of oil and gas. In particular, coverage is not obtainable for all types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to obtain or maintain adequate insurance at rates we consider reasonable.

Competition

        There is intense competition in the oil and gas industry with respect to the acquisition of producing properties, proved undeveloped acreage, and leases for these properties. Many major and independent oil and gas companies actively pursue and bid for the mineral rights of desirable properties, and many companies have been actively leasing minerals in and around Peru and Ecuador.

        We believe that our early efforts and knowledge of our targeted areas have given us a competitive advantage in Peru, and to a lesser extent, in Ecuador. Although there are unleased tracts within our targeted area, we believe that these properties may be less attractive to other companies because it will be difficult for them to obtain a significant amount of contiguous mineral acres. This results from our significant holdings surrounding these unleased tracts. However, increased demand for mineral rights in surrounding areas may impact our ability to expand and grow in the future, particularly because many of our competitors have substantially greater market share in the industry, as well as greater financial and other resources, better name recognition and longer operating histories. As a result, we may not be able to acquire additional oil and gas properties in desirable locations.

        There is also intense competition in the oil and gas industry for access to contract drillers, geologists, and others needed to drill and complete wells. Current demand for drilling and contract services in our targeted area appears to be stable, and we believe our early entry will allow us to build the relationships necessary to our success. We do not anticipate that competition in this area will dramatically affect our plan of operation. However, increased future demand for drillers and contractors may limit our ability to expand in a timely manner and may negatively impact our ability to grow.

Employees

        As of December 31, 2004, we employed 9 full-time employees (of which 3 are executive officers) in the Houston office, and 2 full-time employees and 1 part-time employee in the Peru office. BPZ believes that its relationship with its employees is satisfactory. None of the employees are represented by a union.

Facilities

        We have a twelve-month renewable lease, which expires on May 31, 2005, for offices at 11999 Katy Freeway, Suite 560, Houston, Texas. The facilities abroad include offices at Av. Canaval y Moreyra 425, Office #81, San Isidro, Lima 27, Peru for the executives and staff and computer facilities.

TWELVE MONTH PLAN OF OPERATION

        Our plan of operation for the next twelve months is focused on accomplishing important milestones for the Company, as discussed below. The achievement of our objectives is subject to our ability to obtain significant financing from external sources. We are exploring and attempting to develop external financing options, but we do not currently have sufficient capital resources, nor do we have firm commitments from external sources to allow us to undertake all of the operations envisioned in this plan.

        The first phase of our plan of operation envisions the installation of a 150 megawatt ("MW") gas-fired electric generation complex to be near the town of Caleta Cruz, in the Department of Tumbes, Peru. This first phase will initially use gas from the Corvina offshore natural gas fields, which is located 10 miles away from the power plant site. A natural gas pipeline must be constructed to transport this gas. The chosen power plant site has an existing substation and power transmission lines that are capable of handling 300 MW of power. Our immediate plan is to transport the gas from the existing shut-in well at Corvina to the future gas fired electric generation facility and also to participate in the revenue generated from the sale of the electricity. Additional wells will be drilled from time to time as needed to meet the expected increasing demand and generation capacity, but such future development will most likely take place beyond the current twelve month plan.

        We are currently preparing engineering plans and designs for the various components of the first phase of our plan of operation. We have not obtained outside bids for all of the major equipment components, shipping and installation and associated services. Such bids and estimates, when obtained, will still be subject to change and contingencies. Accordingly, we do not have a complete estimate of the total costs of phase one of the project. However, based on our preliminary estimates, we expect that the project will require total capital expenditures in excess of $60 million.

        Financing for the first phase of this gas production and power development project is being sought through a combination of leasing, debt and equity funding. The timing of this project is dependent on a variety of factors, including technical design of facilities, permitting, availability of equipment, delivery lead times, execution by contractors, and availability of financing, many of which are outside the control of the Company.

        To undertake this project, we have secured 100% working ownership of the License Contract for Block Z-1, where the nearby Corvina and Piedra Redonda gas fields are situated. We have retained Gaffney Cline & Associates for an independent certification of the gas reserves found in the Corvina and Piedra Redonda gas fields. The proposed gas power electric generation project is further supported by an independent power market analysis for the region. We believe there may be an opportunity to generate and profitably sell up to 600 MW of power into the Peruvian power market.

        With 100% ownership of the Z-1 Block (subject to government royalty interests of 5% to 20% based on production) and the gas reserves properly certified, we plan to submit to Perupetro a declaration of commerciality and request its approval to implement a development plan for the Corvina and Piedra Redonda gas fields. With the declaration of commerciality, including the respective authorization to have full access to the existing Corvina gas field platform, we expect to refurbish and commission the Corvina platform as well as the existing shut in gas well.

        Notwithstanding the large local power market targeted by our project in Peru, we intend to simultaneously develop a previously announced gas-power strategy in nearby Ecuador over the next three years to capitalize on what we believe to be the large upside gas potential of the Corvina and Piedra Redonda fields, as well as for the potentially significant natural gas resources in the adjacent onshore Block XIX. All of these areas are near the Ecuadorian border and can be developed for export sales of either raw gas or power generation via the interconnected transmission system to that country.

        We are in the process of securing environmental permits to shoot seismic in Block XIX, an onshore area adjacent to the offshore Block Z-1. However, our primary goal will be development of the gas production we need to commence power generation at the proposed electric plant from Block Z-1. As such, the seismic shoot in Block XIX may be deferred until we have sufficient financial and technical resources available for that project.

        An environmental study for the construction of the gas lines needed to transport the gas from the Corvina and Piedra Redonda gas fields to the power plant site, as well as an environmental study to build the power plant will be initiated during the first quarter of 2005. These studies must be completed and approved before the gas lines and power plants may be built.

        Our other two areas in Peru, which are held by BPZ under exclusive Technical Evaluation Agreements, will undergo geochemical studies throughout calendar year 2005. While relatively inexpensive, these geochemical studies should give us a good indication of the exploration and development potential of these areas, once the information is fully integrated with previously acquired geophysical and geological data by our technical staff.

        While we believe we have adequate capital on hand to start implementing the ongoing gas-power strategy, our plan of operations will require substantial financing for the gas line and power plant installation, for which no firm commitments have been received and therefore no guarantees can be made as to their availability. However, BPZ believes it will obtain the needed financial resources to implement the proposed twelve-month plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

        We are in the early stage of developing our properties in Peru and do not currently have any production or revenues from these properties. Our operations to date have been limited to technical evaluation of the properties and the design of development plans to exploit the oil and gas resources on those properties.

        Our expenses to date have consisted principally of geological, geophysical and engineering costs as well as general and administrative costs. These costs have increased significantly in 2004 from the levels during 2003 as our activity levels have increased. We expect them to continue to increase as we proceed with our development plans.

        In connection with the Merger, we recorded a charge in the amount of $16.3 million. This charge is discussed in detail in Note 2 (Merger and Merger Costs) of the Notes to the Consolidated Financial Statements at September 30, 2004 (unaudited).

Liquidity and Capital Resources

        Prior to the Merger, the Company primarily used debt financing to fund its operations. In connection with the Merger, the Company received total net proceeds of approximately $5.4 million from a private placement of its common stock. However, we will require significant additional financing (potentially in excess of $60 million) in order to develop our properties and begin producing commercial significant revenues. We may seek to fund these activities with either debt or equity financing, or some combination thereof. We will be dependent on the capital markets for these funds and there can be no assurance that we will be successful in our efforts to secure such additional capital.

LEGAL PROCEEDINGS

        Other than as set forth herein, we do not know of any pending or threatened legal proceedings to which we are a party, we also are unaware of any proceedings being contemplated by governmental authorities against us.

        Navidec was advised in a letter dated February 24, 2004 that the Securities and Exchange Commission (the "Commission") was conducting an informal inquiry, at least in part, into the restatement of Navidec's financial statements for the periods ending March 31, 2003 and June 30, 2003, as well as certain transactions in Navidec's securities. The Commission made an informal request that Navidec voluntarily produce certain documents. Navidec provided the requested documents to the Commission. We received notice in December 2004 that the Commission has initiated a formal investigation into the disclosure and reporting practices of Navidec. We are cooperating fully with the Commission and are in discussions with the Commission regarding this matter. Although we intend to work to bring this matter to a prompt conclusion, we cannot make any assurance that the investigation will be solved positively or that it will not have negative effects on our limited resources or our ability to raise capital during the period of the investigation.

MANAGEMENT

        Our Directors and Executive Officers following the merger, and their positions and ages are as follows. All directors have served since their appointment in September 2004 except for Mr. McKowen, who has been a director since December 2002.

Name	Age	Position
Dr. Fernando Zúñiga y Rivero	[77]	Chairman of the Board
Thomas Kelly	[50]	Chief Executive Officer and Director
Manuel Pablo Zúñiga-Pflücker	[43]	President and Director
Gordon Gray	[52]	Director
John R. McKowen	[54]	Director

        All directors hold office until the annual meeting of stockholders next following their election, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Directors may receive a stipend as cash compensation for serving on the Board of Directors and reimbursement of reasonable expenses incurred in attending meetings. Other than Dr. Zúñiga y Rivero, who is the father of the Company's President and fellow member of the Board, Mr. Zúñiga- Pflücker, there are no family relationships between any directors or executive officers of the Company. Set forth below are brief descriptions of the recent employment and business experience of the officers and directors of the Company.

        Dr. Fernando Zúñiga y Rivero, Chairman of the Board.    Dr. Zúñiga y Rivero is currently Chairman of the Board of BPZ. Dr. Zúñiga y Rivero has fifty years of experience in the international energy industry starting as exploration geologist, biostratigrapher, and exploration head of an Exxon affiliate; continuing as exploration-production manager, integrated operations manager, general manager, and chairman / CEO of Petróleos del Peru, the national oil company of Peru. Dr. Zúñiga y Rivero was responsible for five large oilfield discoveries in the Peruvian Amazon region. Subsequently, as Energy Division project officer of The World Bank, he planned and implemented exploration-promotion projects in 58 countries, primarily in East and West Africa, Eastern Europe, Southeast Asia and Latin America. Dr. Zúñiga y Rivero has designed and coordinated privatization and downsizing efforts in several countries of South America.

        Thomas Kelly, Chief Executive Officer and Director.    Mr. Kelly is a successful independent oil and gas producer in Midland, Texas who has invested in a variety of acquisition, exploitation and exploration programs since 1980. He graduated with a degree in business from Baylor University in 1977 and has founded and managed several energy-related companies including Baytech Inc. and First Permian LLC. He is currently President and CEO of United Fuel & Energy, the largest provider of fuel, lubricants and related services in the Permian Basin and is also a director of Allis-Chalmers Energy.

        Manuel Pablo Zúñiga-Pflücker, President and Director.    Mr. Zúñiga-Pflücker, has been involved in the oil industry for 21 years. Having begun his career two decades ago with Occidental Petroleum Corp, Mr. Zúñiga-Pflücker manages day-to-day management of international energy projects and project development activities, negotiation and implementation of BPZ's integrated contracts for management services in overseas projects, including environmental studies. In addition to hands-on analysis and supervision of technical work related to reservoir modeling, reserves estimates and economic analysis, Manolo manages the overall administration of BPZ's staff of technical professionals, support employees, and associates with extensive international experience.

        Gordon Gray, Director.    Mr. Gray has owned and operated oil production and oil field service businesses for 30 years. Mr. Gray's activities are centered in West Texas in the Permian Basin, the most productive oil and gas region in the United States. Mr. Gray operates several producing oil and gas properties and is Chairman and CEO of Allied Crude Purchasing, Inc., which purchases crude oil at the well site and transports it by truck or pipeline to sales points throughout Texas and Eastern New Mexico.

        John R. McKowen, Director.    Mr. McKowen is currently CEO of Navidec Financial Services, Inc., which was previously a wholly-owned subsidiary of the Company. He served as Navidec's President and Chief Executive Officer from August of 2003 until September 2004 and has served as a Director of the Company since December 2002. He was the President of Navidec Financial Services from November 2002 through July 2003. Mr. McKowen was hired by the Company as a financial consultant in 1996 and was instrumental in the private, public and secondary financing of the Company. He served as a financial consultant to the Company until March 2002. Mr. McKowen began his career in the financial services industry by joining Merrill Lynch in 1978. In 1980, he joined Dean Witter Reynolds. In 1984, Mr. McKowen began working as an independent consultant and has worked in that capacity for the last eighteen years. Mr. McKowen received a B.A. in economics from Metropolitan State College.

Involvement in Certain Legal Proceedings

        To the knowledge of management, during the past five years, no present or former director, executive officer or affiliate was involved in any legal proceeding either individually or as an affiliate of a legal entity that requires disclosure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

        The following table sets forth information as of January 20, 2005 but prior to the issuance of any Merger earn-out shares, concerning the beneficial ownership of BPZ's common stock by each person who beneficially owns more than five percent of the common stock; by each of BPZ's executive officers and directors; and by all executive officers and directors as a group.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(2)
Gordon Gray(3)	1,802,376	10.9%
Thomas Kelly	1,683,236	10.2%
Manuel Pablo Zúñiga-Pflücker	1,605,062	9.7%
Fernando Zúñiga y Rivero(4)	1,605,062	9.7%
John McKowen(5)	3,093,025	16.4%
All directors and executive officers as a group (5 persons)	9,788,761	52.0%
Allied Crude Purchasing, Inc.(3) 3900 West Highway 180 Snyder, Texas 79549	1,802,376	10.9%
Navidec Financial Services, Inc.(5) 6399 S. Fiddler's Green, Ste 300 Greenwood Village, CO 80111	2,104,246	11.7%

(1)
Except as indicated herein, the business address for each person is 11999 Katy Freeway, Suite 560, Houston, Texas 77079. The business address for Mr. McKowen is 6399 S. Fiddler's Green Circle, Suite 300, Greenwood Village, CO 80111.

(2)
The calculations of percent of beneficial ownership are based on 16,566,848 shares outstanding as of December 20, 2004 plus any dilutive securities appropriate for that individual or group.

(3)
The number of shares reflected above as beneficially owned by Mr. Gray includes 1,802,376 shares that he beneficially owns and controls through his sole ownership of Allied Crude Purchasing, Inc.

(4)
The number of shares reflected above as beneficially owned by Mr. Zúñiga y Rivero does not include 77,032 shares held of record by his wife Blanca Pflücker de Zúñiga, as Mr. Zúñiga y Rivero disclaims beneficial ownership of these shares.

(5)
The number of shares of common stock beneficially owned by Mr. McKowen includes options to purchase 750,000 shares of common stock which are exercisable within 60 days. In addition, Mr. McKowen is the Chief Executive Officer of Navidec Financial Services, Inc. ("NFS"), formerly a subsidiary of the Company. NFS holds 604,246 of our common shares and has warrants to purchase 1,500,000 of our common shares at $2.00 per share, all of which are fully vested. Such option and warrant shares and the NFS shares are reflected in the total for Mr. McKowen and the total for all directors and executive officers as a group

        Rule 13d-3 under the Securities Exchange Act of 1934, provides the determination of beneficial owners of securities. That rule includes as beneficial owners of securities, any person who directly or indirectly has, or shares, voting power and/or investment power with respect to such securities. Rule 13d-3 also includes as a beneficial owner of a security any person who has the right to acquire beneficial ownership of such security within sixty days through means, including, the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person. Included in this table are only those derivative securities that have exercise prices which it is reasonable to believe could be "in the money" within the next sixty days.

        The Merger Agreement provides for an initial issuance of 9,000,000 shares of Navidec, Inc. common stock with earn-out provisions providing for an additional 18,000,000 shares (the "Earn-out Shares") should two independent production and reserve benchmarks be reached. The table below shows the pro forma effects on beneficial ownership if all earn-out shares are issued.

Beneficial Owner(1)	Pro Forma Number of Shares of Common Stock Beneficially Owned	(2) Pro Forma Percent of Beneficial Ownership
Gordon Gray(3)	5,619,172	16.3%
Thomas Kelly	5,247,737	15.2%
Manuel Pablo Zúñiga-Pflücker	5,004,016	14.5%
Fernando Zúñiga y Rivero(4)	5,004,016	14.5%
John McKowen(5)	3,093,025	8.4%
All directors and executive officers as a group (5 persons)	23,967,966	65.1%
Allied Crude Purchasing, Inc.(3) 3900 West Highway 180 Snyder, Texas 79549	5,619,172	16.3%
Navidec Financial Services, Inc.(5) 6399 S. Fiddler's Green, Ste 300 Greenwood Village, CO 80111	2,104,246	5.8%

(1)
Except as indicated herein, the business address for each person is 11999 Katy Freeway, Suite 560, Houston, Texas 77079. The business address for Mr. McKowen is 6399 S. Fiddler's Green Circle, Suite 300, Greenwood Village, CO 80111.

(2)
The calculations of percentage beneficial ownership are based on 34,566,848 shares outstanding, assuming the pro forma issuance of the additional 18,000,000 Earn-out Shares plus any dilutive securities appropriate for that individual or group.

(3)
The pro forma number of common shares reflected above as beneficially owned by Mr. Gray includes 5,609,172 shares that he would beneficially own and control through his sole ownership of Allied Crude Purchasing, Inc., assuming the issuance of his proportionate share of all Earn-out Shares.

(4)
The number of shares reflected above as beneficially owned by Mr. Zúñiga y Rivero does not include 77,032 shares held of record and an additional 163,126 of Earn-out Shares that would be received if all Earn-out Shares were earned by his wife Blanca Pflücker de Zúñiga, as Mr. Zúñiga y Rivero disclaims beneficial ownership of these shares.

(5)
The number of shares of common stock beneficially owned by Mr. McKowen includes options to purchase 750,000 shares of common stock which are exercisable within 60 days. In addition, Mr. McKowen is the Chief Executive Officer of Navidec Financial Services, Inc. ("NFS"), formerly a subsidiary of the Company. NFS holds 604,246 of our common shares and has warrants to purchase 1,500,000 of our common shares at $2.00 per share, all of which are fully vested. Such option and warrant shares and the NFS shares are reflected in the total for Mr. McKowen and the total for all directors and executive officers as a group

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In January 2003, Navidec agreed to issue an option for a period of five years to purchase up to 16 million shares of the no par value common stock of Navidec Capital, Inc. to Interactive Capital, Inc., whose primary shareholder is John McKowen, a director, shareholder and former officer of the Company. In December 2003, the Board of Directors of Navidec voted to exchange 600,000 options to purchase Navidec common stock for all of the outstanding rights to purchase common stock of Navidec Financial Services, Inc. The exercise price of these options is $1.30 and they are exercisable for five years.

        In October of 2003, Navidec made a $200,000 investment in the Kirby Enterprise Fund (the Fund) for which a control person was also at the time a person of beneficial ownership in the Company. The Fund is a limited liability company organized to invest in the equities security markets. This investment was not part of the assets conveyed to the Company in the merger.

        At December 31, 2003, BPZ had a receivable of approximately $162,800 due from BPZ & Associates, Inc., which was the parent of BPZ prior to the Merger. The receivable was primarily due to certain operating reimbursements. Additionally, BPZ made additional cash advances to BPZ & Associates, Inc. totaling $889,528 prior to the Merger. Immediately prior to the date of the Merger Agreement, BPZ & Associates, Inc. reorganized its capital structure to distribute shares of BPZ Energy, Inc. to certain shareholders of BPZ & Associates, Inc. and to provide that BPZ Energy, Inc. would forgive the obligation for intercompany advances. These two amounts comprise the total amount forgiven under the reorganization of BPZ & Associates in 2004.

        In 2003, BPZ entered into a loan agreement Allied Crude Purchasing, Inc., a company of which Gordon Gray, a director of BPZ, is the sole a owner, under which whereby BPZ borrowed $665,000 in the aggregate. Prior to the consummation of the merger with Navidec, BPZ converted this debt into 1,802,376 shares of common stock. Mr. Gray is also entitled to receive 3,816,796 of the Earn-out Shares, when and if they are issued.

        During 2004, the Company issued 1,689,236 shares of common stock to Thomas Kelly, a director of the Company, as compensation for his financial advisory services in arranging the merger with Navidec, assisting in the private placement, and making introductions to potential financing sources.

Mr. Kelly also provided certain letter of credit guarantees, which are no longer in place. Mr. Kelly is entitled to 3,564,501 of the Earn-out Shares, when and if they are issued.

        In July 2004, BPZ entered into a Director Agreement with Mr. McKowen, then CEO of Navidec, related to his continued service to BPZ upon consummation of the Navidec/BPZ Merger. Pursuant to that Agreement, Mr. McKowen received BPZ options to acquire up to 1,000,000 million shares at $1.30 per share. Of such option shares, 500,000 became vested upon the closing of the Private Placement of at least $6,000,000. The remaining 500,000 shares will vest upon the receipt of additional investment proceeds totaling $6,000,000, including proceeds from the exercise of outstanding warrants, provided such funding is received by BPZ no later than September 10, 2006. Such options, when vested, expire ten (10) years from the date of grant.

        On July 20, 2004, the Board of Directors of Navidec, Inc. approved an advance of $400,000 to BPZ under a promissory note payable dated July 15, 2004. Navidec, Inc. funded the loan from proceeds received as a result of recent stock option exercises and from the proceeds of a $260,000 personal loan made to Navidec, Inc. from John McKowen. This secured promissory note owing from BPZ Energy, Inc. was repaid as part of the disbursement of private placement funds following the closing of the Merger.

        In connection with the Merger, the Company entered into a Business Consulting Agreement with NFS under which NFS would provide investor relations, public relations, and other financial advisory services to BPZ. Under this agreement, BPZ was obligated to pay NFS fees of $30,000 per month for a period of twelve months ending on July 31, 2005. Such agreement was cancelable upon 30 days notice at any time after October 31, 2004. Additionally, BPZ agreed to grant NFS fully vested warrants to purchase 1,500,000 shares of Navidec, Inc. common stock at an exercise price of $2.00 per shares at any time prior to July 31, 2006. This Business Consulting Agreement was terminated in December 2004.

        As reflected in the Merger Agreement, BPZ & Associates retained a 10% cost-free overriding royalty interest in the gross revenues, net of government royalties, of the four blocks in Peru currently owned by the Company. BPZ & Associates, Inc. is an entity controlled by certain officers and directors of the Company. After further study, the Board of Directors has concluded that it will be better for the Company and its shareholders to eliminate this overriding royalty interest and to put into place a more traditional management incentive plan based upon the results of the Company related to the operations of such blocks and other appropriate measures of Company success. Accordingly, BPZ & Associates has agreed to relinquish this 10% overriding royalty interest in lieu of a more traditional incentive compensation arrangement.

        Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

EXECUTIVE COMPENSATION

        This section sets out the annual compensation paid to our officers for the last three fiscal years. No executive officer of the Company received annual compensation in excess of $100,000 during the last fiscal year.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Thomas Kelly Chief Executive Officer and Director	2004 2003 2002	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Officer Compensation/Employment Agreements

        In connection with the merger with Navidec, pursuant to a verbal agreement with the Company, Thomas Kelly received 1,683,236 shares of common stock of the Company. In addition, Allied Crude Purchasing, Inc., a company controlled by Gordon Gray, a director of the Company, received 1,802,376 shares of common stock of the Company in exchange for the cancellation of certain indebtedness of the Company. Both of these individuals are entitled to a proportionate share of Earn-out Shares when issued.

        In connection with the merger with Navidec, Mr. McKowen received BPZ options to acquire up to 1,000,000 million shares at $1.30 per share. Of such option shares, 500,000 became vested upon the closing of the $6 million private placement as of September 30, 2004. The remaining 500,000 shares will vest upon the receipt of additional investment proceeds totaling $6,000,000, including proceeds from the exercise of outstanding warrants, provided such funding is received by BPZ no later than September 10, 2006. Such options, when vested, expire ten (10) years from the date of grant.

        As of September 1, 2004, pursuant to verbal agreements with the Company, the following gross salaries are being paid to the following individuals:

Dr. Fernando Zúñiga y Rivero, Chairman	$10,000 per month
Manuel Pablo Zúñiga-Pflücker, President	$10,000 per month
John R. Roberson, Vice President and General Counsel	$10,000 per month

        We have no employment agreements with employees or members of management.

Long-Term Incentive Plans

        We currently have no long-term incentive plans.

Employee Incentive Plans

        As a result of the anticipated merger with BPZ, BPZ Energy assumed the Navidec 2004 Stock Option Plan, which provided for the issuance of up to a maximum of three million shares of no par value common stock covered by this plan. The Board of Directors intends to adopt a new employee incentive plan, but has not yet adopted a new plan. The Company has not granted any options since the merger.

Director Compensation

        None of our directors received any compensation during our most recent fiscal year for serving in their position as directors other than reimbursement of direct expenses incurred by them in their duties as a director.

Limitation of Liability and Indemnification

        Our Articles of Incorporation contain a provision eliminating our directors' liability to us or our shareholders for monetary damages for a breach of their fiduciary duty. However, a director's liability is not eliminated in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our Articles of Incorporation also obligate us to indemnify our directors and officers to the fullest extent permitted under Colorado law. While we believe that these provisions are very standard and necessary to assist us in attracting and retaining qualified individuals to serve as directors, they could also serve to insulate our directors against liability for actions which damage us or our shareholders. Furthermore our assets could be used or attached to satisfy any liabilities subject to such indemnification.

PLAN OF DISTRIBUTION

        As used in this prospectus, "selling security holder" includes any donees, pledgees, transferees or other successors in interest who will hold the selling security holders' shares after the date of this prospectus. We are paying the costs, expenses and fees of registering the common stock, but the selling security holders will pay any underwriting or brokerage commissions and similar selling expenses relating to the sale of the shares of common stock.

        The selling security holders may sell, from time to time, any or all of their shares of our common stock on any stock exchange, market or trading facility on which our shares are then traded or in private transactions. A selling security holder may sell his or her shares at prevailing market prices or privately negotiated prices.

        The selling security holders may sell some or all of their common stock through:

  •
  ordinary brokers' transactions which may include long or short sales;

  •
  transactions involving cross or block trades or otherwise;

  •
  purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

  •
  market makers or into an existing market for our common stock;

  •
  other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  transactions in options, swaps or other derivatives; or

  •
  any combination of the selling options described in this prospectus, or by any other legally available means.

        The selling security holders may enter into hedging transactions with broker-dealers who may engage in short sales of our common stock in the course of hedging the positions they assume. The selling security holders also may enter into option or other transactions with broker-dealers that require the delivery by those broker-dealers of the common stock. Thereafter, the shares may be resold under this prospectus.

        The selling security holders and any broker-dealers involved in the sale or resale of our common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of

1933. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If any selling security holders or any broker-dealer qualifies as an "underwriter," they will be subject to the prospectus delivery requirements of Section 153 of the Securities Act, which may include delivery through the facilities of the NASD.

        In the event that any selling security holder sells any of his common stock to a broker, dealer or underwriter as principal, such shares may be resold by the broker, dealer or underwriter only under an amended prospectus that discloses the selling security holder's arrangements with the broker/ dealer/ underwriter participating in the offering and identifies the participating broker/ dealer/ underwriter. Any participating brokers/ dealers will be considered as an "underwriter" and will be identified in the amended prospectus as such.

        In conjunction with sales to or through brokers, dealers or agents, the selling security holders may agree to indemnify them against liabilities arising under the Securities Act. We know of no existing arrangements between the selling security holders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock.

        In addition to selling their shares of common stock under this prospectus, the selling security holders may:

  •
  transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

  •
  sell their common stock under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144.

        We have advised the selling security holders that during the time each is engaged in a distribution of the shares covered by this prospectus, each is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any shares which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our shares in connection with the distribution of our shares. We have further advised selling security holders who may be "affiliated purchasers" of ours that they must coordinate their sales under this prospectus with each other and us for purposes of Regulation M. All of the foregoing may affect the marketability of the shares offered in this prospectus.

        We will amend or supplement this prospectus as required by the Securities Act.

SELLING SECURITY HOLDERS

        The following table shows for each selling security holder:

  •
  the number of shares of common stock beneficially owned by him or her as of January 20, 2005,

  •
  the number of shares of common stock covered by this prospectus,

  •
  the number of shares of common stock to be retained after this offering, if any, assuming the selling security holder sells the maximum number of shares (and percentage of outstanding shares of common stock owned after this offering, if more than 1%), and

        The selling security holders are not required, and may choose not, to sell any of their shares of common stock.

Name	Shares of Common Stock Beneficially Owned Before Offering	Shares of Common Stock to Be Sold in Offering	Shares of Common Stock Beneficially Owned After Offering(c)
Adrian Hernandez & Tracy Hernandez	25,000	25,000	0
Alan L. Talesnick	35,000	35,000	0
Barry Pryor	50,000	50,000	0
Blackstone Insurance Company	20,000	20,000	0
Bob Hinson and Annie S. Hinson	25,000	25,000	0
Burdick B. Baker	12,500	12,500	0
Caduceus Partners, LLC	50,000	50,000	0
Chris Lowe	63,000	63,000	0
Daniel Clenney	2,500	2,500	0
David E Gust and Deborah S Sneddon	15,000	15,000	0
David Simas & Jeanine M. Simas	5,000	5,000	0
David Simas & Kyle Simas	2,000	2,000	0
David W. Mork	10,000	10,000	0
Debra Herz	3,750	3,750	0
Dee Ann McCarty	25,000	25,000	0
Dennis C. Kruse	25,000	25,000	0
Dennis G. Strauch	25,000	25,000	0
Dirk Tinley	6,250	6,250	0
Douglas Randal Duncan and Sharla Macy Duncan	100,000	100,000	0
Edward J. Ott and Janice E. Ott	12,500	12,500	0
Excell Alliance Overseas, Inc.	12,500	12,500	0
Farkas Family Trust	50,000	50,000	0
Fiserv IRA fbo Annie Hinson	12,500	12,500	0
Fiserv IRA fbo Bill Secor	6,600	6,600	0
Fiserv IRA fbo Bob Hinson	6,000	6,000	0
Fiserv IRA fbo David Simas	10,000	10,000	0
Fiserv IRA fbo William D. Secor	25,000	25,000	0
Fiserv IRA Rollover fbo John D. West	3,100	3,100	0
Fiserv IRA Rollover fbo Thomas A. Forti	12,500	12,500	0
George M. Gilstrap	50,000	50,000	0
Glenn Patterson	62,500	62,500	0
Harshad Lakhani & Tilu Lakhani	12,500	12,500	0
Heather Marie Evans	10,000	10,000	0
Howard L Farkas and Leslie A. Farkas	200,000	200,000	0
International Capital Management Group, Inc.	37,500	37,500	0
Jackie Chambers	25,000	25,000	0
Jeffrey W. Felton	30,000	30,000	0

Joel Buisson & Dawn Buisson	15,000	15,000	0
John Diepersloot	20,000	20,000	0
John Paulson, Jr.	100,000	100,000	0
Joseph E. Kovarik	12,500	12,500	0
Keith P. Cyr	25,000	25,000	0
Kevin Jenkins	15,000	15,000	0
Lawarence G. Martin	12,500	12,500	0
Lee James Wagner	75,000	75,000	0
Leonard Herz	6,250	6,250	0
Lloyd L. Banks & Vera L. Banks	10,000	10,000	0
Michael E. Macy and Kellie K. Macy	150,550	150,550	0
Michael G. Jackson Family Trust of 1990	70,000		0
Michael Wayne Wallace & Leslyn M Wallace	25,000	25,000	0
Mountain States Bank trustee for Sheridan Ross 401K Plan fbo	25,000	25,000	0
Mountain States trustee for Sheridan Ross Pension Plan fbo	25,000	25,000	0
Myron A. Leon Revocable Trust Trustee Myron A. Leon	12,500	12,500	0
Opulence, LLC	20,000	20,000	0
Paul Eisen	25,000	25,000	0
Paul Lapa and Lillian Lapa	25,000	25,000	0
Phillip T. Huss	25,000	25,000	0
Raymond J. Zender/IRA	10,000	10,000	0
Richard A. Patt	12,500	12,500	0
Robert B. Bentley	12,500	12,500	0
Robert S. Macy and Debbie K. Macy	500,000	500,000	0
Roger Wasserman	50,000	50,000	0
Schunk Family Trust	2,500	2,500	0
Scott A. Moser	12,500	12,500	0
Seven Oaks Trust of 1989, David H. Jackson and Gail Y. Jackson Trustee	12,500	12,500	0
Sherri E. Gaspar	5,000	5,000	0
Spencer D. Armour III and Rebecca Armour	50,000	50,000	0
Stable Resources, LLC	20,000	20,000	0
Stephan R. Levy	12,500	12,500	0
Steven S. Gittelman	50,000	50,000	0
Ted Collins, Jr.	25,000	25,000	0
Terry Grossman and Karen Kurtak	10,000	10,000	0
Thomas A. Forti	17,500	17,500	0
Tim G. Culp	25,000	25,000	0
West Hampton Special Situations Fund	300,000	300,000	0
West Hampton Special Fund fbo Jeffrey D. Raymond	50,000	50,000	0
William T. Richey, Patricia B. Richey JTWROS	50,000	50,000	0
Jeff S. Lott	500,000	500,000	0
Tom Curtis(b)	50,000	50,000	0
Steve Biley(b)	50,000	50,000	0
Gary McAdams(b)	40,000	40,000	0
Ed Price(b)	50,000	50,000	0
Gary Mosko(b)	50,000	50,000	0
Charles Wafer(b)	50,000	50,000	0

Chuck Kirby(a)(b)	154,000	154,000	0
Richard W. Lucas(b)	50,000	50,000	0
Sapphire Capital, Inc.(b)	99,000	99,000	0
Neil Atkinson(b)	30,000	30,000	0
Amy Atkinson(b)	30,000	30,000	0
L.A. & Linda Walker(b)	66,000	66,000	0
Keaney Holdings(b)	75,000	75,000	0
Clarence Herman(b)	20,000	20,000	0
Howard L Farkas(b)	200,000	200,000	0
J. Paul Consulting(b)	100,000	100,000	0
Lisa Kirby(b)	15,000	15,000	0

(a)
Mr. Kirby was a control person of Navidec until October 2004. Otherwise, none of the selling security holders listed in the table have held any position, office, or material relationship within the past three years with the Company or any of its predecessors or affiliates.

(b)
These individuals hold warrants to purchase common shares in the amounts reflected opposite their names. In each case, 50% of the shares reflected for such individuals are exercisable at $2.00 per share and the remaining 50% are exercisable at $4.00 per share.

(c)
All of the selling security holders listed in the table shall hold less than 1% of the outstanding shares of our common stock after this offering (assuming the sale of all of the shares of our common stock covered by this prospectus).

DESCRIPTION OF OUR STOCK

        Common Stock.    The holders of the Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights, and therefore, a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors and, if they do so, minority stockholders would not be able to elect any persons to the Board of Directors. Our bylaws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for stockholders meetings except with respect to certain matters for which a greater percentage quorum is required by statute or the by-laws.

        Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the Shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

        The Board of Directors has the authority to issue the authorized but unissued shares of Common Stock without action by the stockholders. The issuance of such shares would reduce the percentage ownership held by existing shareholders and may dilute the book value of their shares.

        There are no provisions in the Bylaws or Charter of the Company which would delay, defer or prevent a change in control of the Company.

Transfer Agent and Registrar

        The transfer agent for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

        Prior to June 5, 2002, our common stock was traded on the Nasdaq National Market under the symbol "NVDC". On that date, we commenced trading on the Nasdaq SmallCap Market. On August 18, 2003 we received notice from Nasdaq SmallCap Market that we were not in compliance with the rules regarding the minimum requirements for stockholders' equity. As a result, we began trading on the OTC Bulletin Board under the same symbol at the open of business on Wednesday, August 20, 2003. In connection with the recent merger, we changed our name to BPZ Energy, Inc. and began trading on the OTC Bulletin Board under the symbol "BPZI" on February 7, 2005.

        The following table sets forth, for the periods indicated, the high and low prices of a share of our common stock as reported on the Nasdaq SmallCap Market and the OTC Bulletin Board for the

applicable time periods. The quotations provided for the over the counter market reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	High	Low
2003
First Quarter	$2.55	$1.90
Second Quarter	$3.10	$1.91
Third Quarter	$3.20	$3.00
Fourth Quarter	$4.00	$3.65
2004
First Quarter	$1.25	$0.98
Second Quarter	$2.05	$1.10
Third Quarter	$3.75	$1.25
Fourth Quarter	$5.60	$2.90

Holders

        As of January 20, 2005, we had approximately 300 holders of record of our common stock and in excess of 2,500 beneficial owners.

Dividends

        Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. We have not declared any cash dividends on our common shares for the last two fiscal years and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to use all available funds for the development of our business. We are not currently a party to any agreement restricting the payment of dividends.

LEGAL MATTERS

        Adams & Reese LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

        Our consolidated balance sheets as of December 31, 2003 and 2002 and the consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2003, 2002 and 2001 in this prospectus have been audited by Johnson, Miller & Co., CPA's, independent certified public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        On November 17, 2004, we engaged Johnson, Miller & Co. to replace Hein & Associates LLP as the Company's independent accountant to audit the Company's financial statements for the year ended December 31, 2004. Johnson, Miller & Co. had been the auditors of BPZ Energy, Inc. for the years ended December 31, 2002 and 2003. Hein & Associates LLP was dismissed as our independent accountant on the same date. Our Board of Directors approved the change in our independent accountant.

        The independent auditor's report of Hein & Associates LLP dated March 13, 2004 for Navidec's financial statements for the year ended December 31, 2003 did not contain an adverse opinion or a disclaimer of opinion, and was not modified as to audit scope or accounting principles. However, the report did contain an explanatory fourth paragraph related to the uncertainty about Navidec's ability to continue as a going concern.

        We did not have any disagreements with Hein & Associates LLP during their engagement as our auditors.

SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION

        The Colorado Business Corporation Act provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

        Our Articles of Incorporation obligate us to indemnify our directors and officers to the fullest extent permitted under Colorado law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a Registration Statement on Form SB-2 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC.

        We file annual reports, quarterly reports and current reports, proxy statements and other information with the SEC. Our file number is 000-29098. We are required to file electronic versions of these documents with the SEC. Those documents may be accessed through the SEC's Internet site at http://www.sec.gov.

        You may read and copy materials that we have filed with the SEC, including the Registration Statement, at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room.

FINANCIAL INFORMATION

INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
BPZ Energy, Inc. and Subsidiary
Midland, Texas

        We have audited the consolidated balance sheets of BPZ Energy, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BPZ Energy, Inc. and Subsidiary at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Johnson, Miller & Co.

Odessa, Texas
April 27, 2004

BPZ Energy, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

December 31,

	2003	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents (notes A3 and B)	$8,156	21,962

Total current assets	8,156	21,962

DUE FROM PARENT (note E)	162,890	—
OTHER ASSETS
Performance bond	240,000	—
Other	4,180	4,180

Total other assets	244,180	4,180

TOTAL ASSETS	$415,226	26,142

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Due to parent (note E)	$—	286,380
Accounts payable	10,475	5,859
Accrued liabilities	14,650	4,180

Total current liabilities	25,125	296,419
LONG-TERM LIABILITIES
Long-term debt (notes C and G)	755,000	—

Total liabilities	780,125	296,419
COMMITMENTS AND CONTINGENCIES (note F)	—	—
STOCKHOLDERS' DEFICIT
Common stock, no par value, 1,000,000 shares authorized; 5,000 shares issued and outstanding	1,000	1,000
Accumulated deficit	(365,899)	(271,277)

Total stockholders' deficit	(364,899)	(270,277)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$415,226	26,142

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

BPZ Energy, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2003	2002	2001
Revenue	$—	—	—

Operating expenses:
Payroll	67,145	82,109	68,888
General and administrative	27,951	71,427	39,956
Other operating expense	843	4,370	2,206
Taxes, except income	128	209	—

Total operating expenses	96,0671	58,115	111,050

Net loss from operations	(96,067)	(158,115)	(111,050)
Other income:
Miscellaneous income	1,445	—	5,162

Total other income	1,445	—	5,162

Net loss before income taxes	(94,622)	(158,115)	(105,888)
Income taxes (notes A5 and D)	—	—	—

NET (LOSS)	$(94,622)	(158,115)	(105,888)

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

BPZ Energy, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2003, 2002 and 2001

	Common Stock
			Accumulated Deficit	Total Deficit
	Shares	Amount
Balance, January 1, 2001	—	$—	(7,274)	(7,274)
Issuance of common stock	5,000	1,000	—	1,000
Net loss for the year	—	—	(105,888)	(105,888)

Balance, December 31, 2001	5,000	1,000	(113,162)	(112,162)
Net loss for the year	—	—	(158,115)	(158,115)

Balance, December 31, 2002	5,000	1,000	(271,277)	(270,277)
Net loss for the year	—	—	(94,622)	(94,622)

Balance, December 31, 2003	5,000	$1,000	(365,899)	(364,899)

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

BPZ Energy, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2003	2002	2001
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
Net loss	$(94,622)	(158,115)	(105,888)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Other assets	(240,000)	(2,680)	(1,500)
Accounts payable	4,616	(2,069)	4,603
Accrued liabilities	10,470	4,180	—
Other liabilities	—	—	—

Net cash used in operating activities	(319,536)	(158,684)	(102,785)

Cash flows from investing activities:
	—	—	—

Net cash provided by investing activities	—	—	—

Cash flows from financing activities:
Due from parent	(162,890)	—	—
Due to parent	(286,380)	165,770	113,960
Issuance of long-term debt	755,000	—	—
Issuance of common stock	—	—	1,000

Net cash (used in) provided by financing activities	305,730	165,770	114,960

Net (decrease) increase in cash and cash equivalents	(13,806)	7,086	12,175
Cash and cash equivalents at beginning of year	21,962	14,876	2,701

Cash and cash equivalents at end of year	$8,156	21,962	14,876

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

BPZ Energy, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Organization

        BPZ Energy, Inc. (the Company) was founded in 2001 under the laws of the State of Texas. It is an independent energy corporation engaged in the exploration for, and the acquisition, development, production and sale of natural gas and crude oil.

        The Company's strategy includes three points. The first is to acquire exploration and production license contracts in prospective acreage next to existing production, infrastructure, and emerging markets. The second is to acquire the best producing properties with the most upside potential. The third is to develop integrated projects, including gas exports, power generation, and liquefied petroleum gas sales.

2.     Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances and transactions have been eliminated.

        Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.     Cash and Cash Equivalents

        The Company considers cash on hand, cash on deposit in banks, money market mutual funds and highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

4.     Impairment of Long-Lived Assets

        The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles by monitoring and evaluating changes in circumstances that may indicate that the carrying amount of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of an asset should be assessed include but are not limited to the following: a significant decrease in the market value of an asset, a significant change in the extent or matter in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue.

        The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators or impairment are present, the Company evaluates the carrying value of these assets in reaction to the operating performance of the business and future discounted and nondiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of expected future cash flows are less than the assets' carrying value.

5.     Income Taxes

        The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

6.     Environmental

        The Company is subject to certain national, district, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

        Environmental costs that relate to current operations are expensed or capitalized as appropriate. Costs are expensed when they relate to an existing condition caused by past operations and will not contribute to current or future revenue generation. Liabilities related to environmental assessments and/or remedial efforts are accrued when property or services are provided or can be reasonably estimated.

7.     New Accounting Pronouncements

        In September 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representation faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance.

        In December 2003, the FASB issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, replacing the original Interpretation issued in January 2003. The revised Interpretation provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under the revised Interpretation, entities are required to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities. The provisions of the revised Interpretation must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation is required by March 31, 2004. The Company has no VIE's thus the implementation of this Statement has no current effect.

        In July 2003, the FASB issued SFAS No. 149, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 improves financial reporting of derivatives by requiring contracts with comparable characteristics be accounted for similarly. This Statement also incorporates clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity such as common or preferred shares that are mandatorily redeemable—that embody an unconditional obligation requiring the issuer to redeem the shares by transferring its assets at a specified date or upon an event that is certain to occur. The provisions of this Statement shall be effective for the first fiscal period beginning after December 15, 2004.

        Management does not believe the new pronouncements will have a material impact on its financial statements.

NOTE B—CONCENTRATIONS OF CREDIT RISK

        The Company maintains cash balances at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risks on such accounts.

NOTE C—LONG-TERM DEBT

        Long-term debt at December 31, 2003, consisted of the following:

Note payable to individual, unsecured, interest due in 24 monthly payments of 7% at December 31, 2003 and principal due at maturity at February 2006.	$240,000
Note payable to individual, unsecured, interest due in 24 monthly payments of 7% at December 31, 2003 and principal due at maturity at February 2006.	515,000

$755,000

NOTE D—INCOME TAXES

        There was no income tax expense or benefit to report for the years ended December 31, 2003, 2002 and 2001. A reconciliation of income taxes at the statutory rate to the Company's effective rate is as follows for the years ended December 31:

	2003	2002	2001
Computed at the expected statutory rate	$(32,154)	(55,007)	$(36,002)
State income tax-net of Federal tax benefit	—	—	—
Other	—	—	—
Less valuation allowance	32,154	55,007	36,002

Income taxes	—	—	$—

NOTE E—RELATED PARTY TRANSACTIONS

        At December 31, 2003, the Company had a receivable of approximately $162,900 due from its parent, BPZ & Associates. The receivable was primarily due to certain operating reimbursements.

        At December 31, 2002, the Company had a payable of approximately $286,400 due to its parent. The payable was primarily a result of administrative services provided by parent.

NOTE F—COMMITMENTS AND CONTINGENCIES

        On February 18, 2003, Perupetro S.A. and BPZ Energy, Inc., Sucursal Peru, signed the Technical Evaluation Agreement for Area XIX, with the purpose of performing a detailed and integral study of the Agreement Area, to evaluate hydrocarbon potential and to identify the most prospective areas, through the execution of an established Work Program, during the term of twenty four (24) months. Area XIX is located between the Provinces of Tumbes and Zarumilla in the Department of Tumbes, and has an extension of seventy-six thousand eight hundred eighty-seven and eight hundred ninety-three hundredths hectares (76,887.893 ha). BPZ Energy, Inc., Sucursal Peru is a subsidiary of BPZ Energy, Inc., with headquarters in Houston, Texas, USA. We consider the contribution of this enterprise in the evaluation of the area will be very important taking in consideration their large experience and knowledge of the Talara and Tumbes-Progreso Basins complex geology.

        On December 12, 2003, Perupetro S.A. signed the License Contract for the Exploration and Exploitation of Hydrocarbons in Block XIX with BPZ Energy, Inc., Branch Office of Peru. This Contract was approved by S.D. No 040-2003-EM, published on December 4, 2003. The new License Contract for the Exploration and Exploitation of Block XIX, has a Work Minimum Program, with five exploration periods for the exploration phase including the execution of 2D seismic registries and the drilling of three exploratory wells or the execution of 461 Exploration Work Units, according to the equivalence agreed within the Contract and referred to the different options which the contractor may elect. The estimated investment of the work minimum program is of 5 million dollars.

NOTE G—SUBSEQUENT EVENTS

        On April 22, 2004, the Company entered into a Merger Agreement (the "Agreement") with Lider Group S.A. ("Lider") and Bond Energy Corporation ("Bond") that provides for the acquisition of Livermore Energy Corporation ("Livermore") and BPZ Energy, Inc. as wholly owned subsidiaries of Navidec, Inc. ("Navidec"), in a tax free share exchange. As a result of the Agreement, Navidec, through its new subsidiaries, will be engaged in the oil and gas business principally through the 100% ownership of 2,023,187 acres, and 5% ownership of 739,205 acres in the Lancones, Talara, and Tumbes basins of northwest Peru and Ecuador. The properties are expected to initially produce 1,100 barrels of oil equivalent per day and have approximately 8,000,000 barrels of oil equivalent in proven and probable reserves.

        In connection with this merger, Navidec will immediately issue 9,370,000 shares of its common stock and has agreed to issue an additional approximately 16,130,000 shares to the shareholders of the two companies being acquired on an earn-out basis once the capital structure of Navidec has been changed to accommodate the issuance of these additional shares. Upon completion of the transaction, the present officers and directors of Navidec will resign and the new directors and management will be that of the acquired entities and Navidec will change its name to BPZ Energy, Inc.

        Assuming the payment of the full earn-out, the present fully diluted shareholders of Navidec will own 15% and the shareholders of the Company and Livermore will collectively own 85% of the fully diluted post merger shares.

        As part of the transaction, Lider and Bond with the support of Navidec Financial Services, Inc. will provide the Company with $6 million in additional equity capital and $16 million in debt financing at or before closing.

        Also in connection with the transaction, all of the business assets and liabilities of Navidec are being shifted to Navidec Financial Services, Inc. and all of the shares of Navidec Financial Services, Inc. owned by Navidec will be spun out to the current shareholders of Navidec on a pre-merger basis. This "spin off" transaction will require registration with the Securities and Exchange Commission ("SEC") and therefore may take some time to finalize. However, the shareholders of record of Navidec immediately prior to the merger transaction will be the recipients of all of the Navidec Financial Services' shares.

Navidec, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$3,015,542	$8,156
Receivable due from escrow agent	1,765,464	—
Deferred financing cost	96,516	—
Other current assets	5,482	—

Total current assets	4,883,004	8,156

Due from shareholder	30,825	—
Due from affiliate	—	162,890
Other assets:
Investment in SMC Ecuador	673,848	—
Performance bond	200,000	240,000
Other	—	4,180

Total other assets	873,848	244,180

Total assets	$5,787,677	$415,226

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$195,109	$10,475
Notes payable	306,916	—
Accrued liabilities	9,817	14,650

Total current liabilities	511,842	25,125

Long-term debt	—	755,000

Commitments and Contingencies
Stockholders' equity (deficit):
Common stock, no par value, 20,000,000 authorized; 16,409,192 and 5,000 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	12,683,573	1,000
Additional paid in capital—warrants and stock options	10,022,401	—
Accumulated deficit	(17,430,139)	(365,899)

Total stockholders' equity (deficit)	5,275,835	(364,899)

Total liabilities and stockholders' equity (deficit)	$5,787,677	$415,226

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

Navidec, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Revenue	$—	$—	$—	$—

Operating expenses:
Payroll	55,959	17,185	85,280	45,878
General and administrative	150,096	4,548	261,475	16,506
Geological, geophysical and engineering	122,653	—	204,126	—
Other operating expense	—	200	—	542
Taxes, except income	1,342	—	2,230	128

Total operating expenses	330,050	21,933	553,111	63,053

Net loss from operation	(330,049)	(21,933)	(553,111)	(63,053)
Other income (expense):
Investment income in SMC Ecuador	162,753	—	162,753	—
Interest expense	(357,945)	—	(389,545)	—
Merger costs	(16,284,966)	—	(16,284,966)	—
Miscellaneous income	270	—	629	1,445

Total other income	(16,479,888)	—	(16,511,129)	1,445

Net loss before income taxes	(16,809,938)	(21,933)	(17,064,240)	(61,608)
Income taxes	—	—	—	—

NET LOSS	$(16,809,938)	$(21,934)	$(17,064,240)	$(61,608)

NET LOSS PER SHARE
Primary	$(1.69)	$(0.01)	$(2.81)	$(0.02)
Fully Diluted	$(1.69)	$(0.01)	$(2.81)	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING
Primary	9,033,963	4,103,454	6,055,314	4,103,454
Fully Diluted	9,033,963	4,103,454	6,055,314	4,103,454

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

Navidec, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Nine Months Ended September 30, 2004

(Unaudited)

	Common Stock
			Additional Paid in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance, December 31, 2003	5,000	$1,000	$—	$(365,899)	$(364,899)
Reorganization of BPZ & Associates	4,098,454	(1,052,328)	—	—	(1,052,328)
Common stock issued for services	3,057,642	4,322,935	—	—	4,322,935
Conversion of long term debt to common stock	2,038,904	1,035,000	—	—	1,035,000
Common stock deemed issued for the acquisition of Navidec, Inc.	4,742,178	2,882,689	—	—	2,882,689
Assumption of stock options outstanding	—	—	4,275,964	—	4,275,964
Assumption of warrants outstanding	—	—	1,405,605	—	1,405,605
Shares issued to related party in the merger	604,246	1,939,630	—	—	1,939,630
Warrants issued in connection with services	—	—	2,820,000	—	2,820,000
Stock options granted for services	—	—	1,520,832	—	1,520,832
Common stock sold for cash, net of offering costs	1,321,500	2,534,118	—	—	2,534,118
Exercise of stock options	41,268	—	—	—
Conversion of notes payable to common stock	500,000	1,020,529	—	—	1,020,529
Net loss	—	—	—	(17,064,240)	(17,064,240)

Balance, September 30, 2004	16,409,192	$12,683,573	$10,022,401	$(17,430,139)	$5,275,835

The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

Navidec, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2004 and 2003

(Unaudited)

	2004	2003
Cash flows from operating activities:
Net loss	$(17,064,240)	$(61,608)
Adjustments to reconcile net loss to net cash used by operating activities:
Merger equity transaction costs	16,284,966	—
Changes in operating assets and liabilities:
Other current assets	(197,592)	—
Other assets	4,180	—
Accounts payable	184,634	(5,859)
Accrued liabilities	8,947	10,470

Net cash used by operating activities	(779,105)	(56,997)

Cash flows from investing activities:
Investment in SMC Ecuador	(673,848)	—

Net cash provided by investing activities	(673,848)	—

Cash flows from financing activities:
Borrowings	1,864,175	415,000
Payments on borrowings	(261,336)
Private placement proceeds	3,746,937	—
Due from affiliate	—	(286,380)
Due to affiliate	(889,438)	(91,290)

Net cash used by financing activities	4,460,338	37,330

Net increase (decrease) in cash and cash equivalents	3,007,386	(19,667)
Cash and cash equivalents at beginning of period	8,156	21,962

Cash and cash equivalents at end of period	$3,015,542	$2,295

Non-cash investing and financing activities:

        During the third quarter of 2004, the Company had the following non-cash activities:

  •
  Conversion of notes payable and long-term debt totaling $2,035,000 and imputed interest of $20,529 into 2,538,904 shares of common stock.

  •
  Forgiveness of advances to an affiliate, BPZ Associates, Inc. of $1,052,328 in connection with a corporate reorganization, as discussed in Note 3 of the Notes to Consolidated Financial Statements.

  The accompanying summary of accounting policies and footnotes are an integral part of these consolidated financial statements.

Navidec, Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited)

Note 1—Basis of Presentation and Significant Accounting Policies

Organization and Basis of Presentation

        Navidec, Inc., a Colorado corporation ("Navidec" or the "Company"), was incorporated in 1993. On September 10, 2004, the Company consummated a merger (the "Merger") with BPZ Energy, Inc., a Texas corporation ("BPZ") through the issuance of 9,000,000 shares of its common stock and certain other terms and consideration as more fully described in Note 2 of the Notes to Consolidated Financial Statements. As a result of the Merger, the shareholders of the acquired company, BPZ, received the majority of the voting interests and control of the Board of Directors of the combined entity. Accordingly, BPZ was deemed to be the acquiring company for financial reporting purposes and the transaction has been accounted for as a reverse merger. The historical financial statements of the Company are the historical financial statements of BPZ.

        In connection with the Merger, the Company committed to spin off all pre-Merger operations, assets and liabilities of Navidec, Inc. (with the exception of the net proceeds of a private placement of common stock as more fully described in Note 6 of the Notes to Consolidated Financial Statements) into a separate corporation, Navidec Financial Services, Inc. ("NFS"), to be distributed to the shareholders of record on September 9, 2004, which record date is prior to consummation of the Merger. Accordingly, the former shareholders of BPZ will not be entitled to receive shares of NFS. As of September 30, 2004, NFS was still a wholly-owned subsidiary of the Company. However, all legal requirements for the spin-off of NFS had been completed except for certain filings with the Securities and Exchange Commission and the final distribution of common shares of NFS to the pre-Merger shareholders. Accordingly, the Board of Directors of Navidec elected to treat the spin-off for accounting purposes as if it had been consummated prior to September 30, 2004 and the consolidated financial statements of the Company exclude all of the assets, liabilities and results of operations of NFS. The Company is continuing to take steps necessary to consummate the spin-off of NFS, but cannot predict when this process will be completed.

        With the exception of NFS, the consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BPZ and SMC Ecuador, Inc. BPZ also has a registered Peruvian branch office which operates under the name, "BPZ Energy, Inc. Sucursal Peru". All intercompany balances and transactions have been eliminated.

        Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. The consolidated financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The consolidated balance sheet at December 31, 2003 is derived from the December 31, 2003 audited consolidated financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in previous filings. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Cash and Cash Equivalents

        The Company considers cash on hand, cash on deposit in banks, money market mutual funds and highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

Concentrations of Credit Risk

        The Company maintains cash balances at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risks on such accounts.

Impairment of Long-Lived Assets

        The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles by monitoring and evaluating changes in circumstances that may indicate that the carrying amount of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of an asset should be assessed include but are not limited to the following: a significant decrease in the market value of an asset, a significant change in the extent or matter in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue.

        The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators or impairment are present, the Company evaluates the carrying value of these assets in reaction to the operating performance of the business and future discounted and non-discounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the expected future cash flows from an asset are less its carrying value.

Stock Based Compensation

        As permitted under the Statements of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company accounts for its stock-based compensation for options issued to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). As such, for options granted to employees and directors, compensation expense is recorded on a straight-line basis over the shorter of the period that the services are provided or the vesting period, only if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and earnings per share disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

Income Taxes

        The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Environmental

        The Company is subject to environmental laws and regulations of various international, U.S. and local jurisdictions. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

        Environmental costs that relate to current operations are expensed or capitalized as appropriate. Costs are expensed when they relate to an existing condition caused by past operations and will not contribute to current or future revenue generation. Liabilities related to environmental assessments and/or remedial efforts are accrued when property or services are provided or can be reasonably estimated.

New Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance.

        In December 2003, the FASB issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, replacing the original Interpretation issued in January 2003. The revised Interpretation provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under the revised Interpretation, entities are required to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities. The provisions of the revised Interpretation must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation is required by March 31, 2004. The Company has no VIE's thus the implementation of this Statement has no current effect.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity, such as common or preferred shares that embody an unconditional obligation requiring the issuer to redeem the shares by transferring its assets at a specified date or upon an event that is certain to occur. The provisions of this Statement shall be effective for the first fiscal period beginning after December 15, 2004.

        In July 2003, the FASB issued SFAS No. 149, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 improves financial reporting of derivatives by requiring contracts with comparable characteristics be accounted for similarly. This Statement also incorporates clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.

        Management does not believe that the implementation of any of these new pronouncements will have a material impact on its financial statements.

Note 2—Merger and Merger Costs

        As discussed in Note 1 of the Notes to Consolidated Financial Statements, pursuant to a merger agreement dated as of July 8, 2004 (the "Merger Agreement"), BPZ became a wholly-owned subsidiary of the Company effective September 10, 2004. Under the terms of the Merger Agreement, Navidec, Inc. issued 9,000,000 shares of the Company's common stock to the shareholders of BPZ and committed to issue an additional 18,000,000 shares to the shareholders of BPZ on a contingent earn-out basis if BPZ is able to achieve certain proven reserve and production goals. Such contingent earn-out shares can only be issued after the shareholders have approved an increase in the number of authorized shares of the Company. As a result of the issuance of the 9,000,000 shares of the Company's common stock to the shareholders of BPZ, the former shareholders of BPZ acquired a controlling interest in the Company.

        The Merger Agreement also provided that all of the pre-Merger business operations, assets and liabilities of the Company be transferred to a wholly-owned subsidiary, Navidec Financial Services, Inc. ("NFS"), to be followed by the spin-off of NFS to the shareholders of record as of September 9, 2004.

        With the exclusion of NFS, the only asset of Navidec, Inc. at the date of the reverse merger was cash in the amount of $2,882,689. This cash represented the net proceeds received prior to the closing of the Merger from the Private Placement discussed in Note 6 of the Notes to Consolidated Financial Statements. Accordingly, the issuance of 4,742,178 common shares which were deemed for accounting purposes to have been issued by BPZ to the pre-Merger shareholders of Navidec, Inc. was treated as a capital transaction in exchange for the net cash received in the Merger.

        The Merger Agreement also contained certain other key terms, which are summarized below:

  1)
  BPZ, as the accounting acquirer, assumed options to purchase 1,332,076 shares of Navidec, Inc. common stock, which had previously been issued to employees, directors and consultants of Navidec, Inc. and were outstanding on the date of the Merger. These options have exercise prices ranging from $1.30 to $2.00 per share. Such options were fully vested upon consummation of the Merger and may be exercised by the optionees at any time prior to September 10, 2007. Under the terms of the Merger Agreement, all proceeds received from the exercise of these stock options will be payable to NFS. As such, BPZ will be obligated to issue up to 1,332,076 additional shares but will not receive any cash proceeds from such issuances.

  2)
  BPZ, as the accounting acquirer, assumed outstanding warrants to purchase 1,129,000 shares of Navidec, Inc. common stock. Of such warrants, 564,500 shares have an exercise price of $2.00 per share and 564,500 shares have an exercise price of $4.00 per share. All of such warrants expire on August 31, 2005. The proceeds of such warrants, if and when exercised, will be received by BPZ.

  3)
  BPZ, as the accounting acquirer, issued 604,246 shares of common stock in the Merger to NFS.

  4)
  In connection with the Merger, BPZ entered into a Business Consulting Agreement with NFS under which NFS will provide investor relations, public relations and other financial advisory services to BPZ. Under this agreement, BPZ is obligated to pay NFS fees of $30,000 per month for period of twelve months ending on July 31, 2005. Such agreement is cancelable upon thirty days notice at any time after October 31, 2004. Additionally, BPZ agreed to grant to NFS fully vested warrants to purchase 1,500,000 shares of Navidec, Inc. common stock at an exercise price of $2.00 per share at any time prior to July 31, 2006.

  5)
  In connection with the Merger and the Private Placement (as discussed in Note 6 of the Notes to Consolidated Financial Statements), BPZ granted options to purchase 1,000,000 shares of Navidec, Inc. common stock to John R. McKowen, who was the Chief Executive Officer of Navidec, Inc. prior to the Merger, at an exercise price of $1.30 per share. Of such option shares, 500,000 became vested upon the closing of the Private Placement with gross proceeds of at least $6,000,000. The remaining 500,000 option shares will vest upon the receipt of additional investment proceeds totaling $6,000,000, including proceeds from the exercise of outstanding warrants, provided such funding is received no later than September 10, 2006. Such options, when vested, expire 10 years from the date of grant.

  6)
  In connection with the Merger and/or financial advisory services prior to the Merger, BPZ and Navidec, Inc. issued 700,000 shares of common stock as compensation for services.

  7)
  Prior to the Merger, BPZ issued 2,357,642 shares of common stock to directors, officers, employees and consultants of BPZ Energy, Inc. as compensation for past services to BPZ Energy, Inc. and BPZ & Associates, Inc.

        The above transactions were deemed to be costs of the Merger, and resulted in a charge to the income statement which is summarized below. For valuation purposes, all stock options and warrants were measured by the Black Scholes method utilizing market prices on the date of grant or assumption and historical volatilities of Navidec, Inc. common stock. All of such options and warrants were required to be accounted for under SFAS 123 as they did not qualify for treatment under APB 25. All common shares issued prior to the Merger were valued at the closing price of Navidec, Inc. common stock on the date of the Merger Agreement and all common shares which were issued on the effective date of the Merger were valued at the closing price of Navidec, Inc. common stock on such date.

1)	Assumption of Navidec, Inc. outstanding stock options	$4,275,964
2)	Assumption of Navidec, Inc. outstanding warrants	1,405,605
3)	Issuance of common stock to NFS	1,939,630
4)	Issuance of warrants to NFS	2,820,000
5)	Grant of stock options to John R. McKowen(a)	1,520,832
6)	Issuance of common stock for financial advisory services	1,258,000
7)	Issuance of common stock as compensation for past services	3,064,935
	Total merger costs	$16,284,966

(a)
Such options to Mr. McKowen also have future compensation expense of $1,399,168, which will be recognized over the remaining 23 month vesting period unless the Company concludes that such options are no longer probable of vesting.

Note 3—Reorganization of BPZ Energy, Inc. and BPZ & Associates, Inc.

        Prior to the execution of the Merger Agreement on July 8, 2004, BPZ Energy, Inc. was a wholly-owned subsidiary of BPZ & Associates, Inc. Immediately prior to the date of the Merger Agreement, BPZ & Associates, Inc. reorganized its capital structure to distribute shares of BPZ Energy, Inc. to certain shareholders of BPZ & Associates, Inc. and to provide that BPZ Energy, Inc. would forgive the obligation for intercompany advances, which totaled $1,052,328 prior to the Merger. This reorganization is reflected as a capital transaction in the accompanying financial statements.

Note 4—Investment in SMC Ecuador and Notes Payable

        During June 2004, the Company entered into an agreement to purchase 100% of the common stock of SMC Ecuador. The sole asset of SMC Ecuador is a 10% non-operated interest in a producing oil and gas field in Ecuador. In order to finance the acquisition of this investment, the Company entered into a debt arrangement with an individual who provided $1,375,000 of debt financing at an interest rate of 15%. The proceeds of the debt financing were used to pay for the cost of the acquisition of $1,070,000 plus $69,670 of transaction costs. The remainder of the borrowings, or $235,330, was used for general corporate purposes. In addition to the interest rate, the lender has the right to receive a 40% net profits interest in the oil and gas properties owned by SMC Ecuador. Accordingly, 40% of the acquisition cost, or $428,000 is considered as additional financing costs.

        Effective September 29, 2004, the Company entered into an agreement to convert $1,000,000 of the principal balance of this note payable, plus $20,529 of accrued interest, into 500,000 shares of common stock. The remaining balance of the note payable, or $293,136 as of September 30, 2004 will be payable in 10 equal monthly installments with interest imputed at 15%.

        The Company's accounting policy regarding partnership or joint venture interests in oil and gas properties is to consolidate such interests on a pro-rata basis in accordance with accepted practice in the oil and gas industry. However, the Company has not been able to receive timely information to allow it to fully consolidate the small non-operated working interest owned by SMC Ecuador, which is effectively a 6% net working interest. Accordingly, the Company has made an election to account for this investment under the cost method. As such, the Company will record its share of cash received or paid attributable to this investment as other income or expense.

Note 5—Long-Term Debt

        At December 31, 2003, the Company had long-term debt of $755,000, consisting of two unsecured notes payable to individuals. Both notes had similar terms, bearing interest at 7%, with payments of interest due on a monthly basis and the principal balance due at maturity in February 2006. During 2004, the Company made additional borrowings of $520,000 under terms similar to the previous borrowings. Of such amount, $240,000 was used to replace previous borrowings. Prior to the Merger, all of the outstanding long-term debt obligations of the Company, totaling $1,035,000, were converted to common stock under negotiated agreements. There was no long-term debt outstanding at September 30, 2004.

Note 6—Stockholders' Equity

Private Placement of Common Stock

        In connection with the Merger, Navidec, Inc. began marketing a private placement of common stock on July 24, 2004. The private placement proceeds are intended to be used to develop the oil and gas properties of BPZ Energy, Inc., to acquire new properties and for general corporate purposes. The offering covered a minimum of 1,500,000 shares and a maximum of 3,000,000 shares at an offering price of $2.00 per share before placement agent fees and other offering costs. It was a requirement that the offering achieve at least the minimum number of shares prior to consummation of the Merger.

        As of September 10, 2004, Navidec, Inc. had received gross cash proceeds of $3,357,000 ($2,882,689 net of offering costs) from the sale of 1,678,500 shares of common stock in the private placement and the Merger was consummated. Subsequent to the consummation of the Merger, the Company placed the remaining 1,321,500 shares for gross cash proceeds of $2,643,000 ($2,534,118 net of offering costs).

        As of September 30, 2004, the private placement had been closed at $6,000,000 of total gross proceeds. However, certain of the final cash proceeds were in transit with the escrow agent pending disbursement to the Company. Accordingly, the final net cash proceeds of $1,669,870 from the private placement are included on the accompanying balance sheet as a current receivable due from the escrow agent and was collected in cash on October 6, 2004.

Exercise of Stock Options

        During the quarter ended September 30, 2004, stock options representing 41,268 shares of Navidec, Inc. common stock were exercised. As discussed in Note 2 of the Notes to Consolidated Financial Statements, these stock options were outstanding at the date of the Merger and were assumed by the combined Company in connection with the Merger. However, the Company does not receive any of the proceeds from the exercise of these stock options, but is obligated to issue the shares. Under the terms of the Merger Agreement, NFS is entitled to receive all proceeds from the exercise of these options.

Note 7—Affiliate and Related Party Transactions

        At December 31, 2003, the Company had a receivable of approximately $162,800 due from BPZ & Associates, Inc., which was the parent of the Company prior to the Merger. Additionally, BPZ Energy, Inc. made additional cash advances to BPZ & Associates, Inc. totaling $889,528 prior to the Merger. As discussed in Note 3 of the Notes to Consolidated Financial Statements, these advances, totaling $1,052,328, were forgiven in connection with the reorganization of BPZ Energy, Inc. and BPZ Associations, Inc. prior to the Merger.

        BPZ & Associates, Inc., an entity controlled by certain officers and directors of the Company, is entitled to a 10% overriding royalty interest in all gross revenues produced from the Peruvian properties conveyed in the Merger Agreement, consisting of Block Z-1, Block XIX, Area VI and Area XVI.

        A shareholder of the Company has assumed the obligation for certain bonding requirements totaling $40,000, but has a remaining obligation to fund $30,825 of cash collateral relating to these bonds. This amount is reflected as a non-current receivable on the accompanying balance sheet. This shareholder has already provided cash funding totaling $319,175 in connection with its various commitments.

Note 8—Commitments And Contingencies

        The Company has various obligations and commitments in connection with its exploratory properties in Peru. The majority of these obligations relate to technical services and evaluations and are largely discretionary as to timing and amount. The Company performs a significant amount of these technical services using its internal staff and systems.

BPZ ENERGY, INC.

4,629,000 Shares of Common Stock

PROSPECTUS

February 14, 2005

        You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        Until                        (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be requested to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under the provisions of Article 109 of Colorado Business Corporation Act and our Articles of Incorporation, we may indemnify our directors, officers, employees and agents and maintain liability insurance for those persons. Article 7-109-102 provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if the person's conduct was in good faith. In the case of conduct in an official capacity with the corporation, the person may be indemnified if the person reasonably believed that such conduct was in the corporation's best interests. In all other cases, the corporation may indemnify the person if the person reasonably believed that such conduct was at least not opposed to the corporation's best interests. In the case of any criminal proceeding, the person may be indemnified if the person had no reasonable cause to believe the person's conduct was unlawful.

        Our Articles of Incorporation obligate us to indemnify our directors and officers to the fullest extent permitted under Colorado law. Additionally, our Articles of Incorporation and Bylaws grant the Company the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne entirely by us and not the selling stockholders. Such expenses are estimated to be as follows:

Item	Amount
SEC Registration Fee	$1,826
Transfer Agent Fee	$—
Legal Fees	$45,000
Printing and Engraving Fee	$7,000
Accounting Fees	$12,000

Total	$65,826

Note: The above costs are estimates.

RECENT SALES OF UNREGISTERED SECURITIES

        On September 2, 2003, the Company began a private placement offering of up to 1,250,000 units at $1, each unit consisting of one common share, one "A" Warrant and one "B" Warrant. The "A" Warrant is exercisable at $2.00 until August 31, 2005. The Company has the right to call the "A" warrant if the trading price of the Company common stock is above $2.00 for more than 10 consecutive trading days. The "B" Warrant is exercisable at $4.00 and expires on August 31, 2005. The Company has the right to call the warrant if the trading price of the Company common stock is above $4.00 for more than 10 consecutive trading days. The Company closed the private placement on January 30, 2004. The Company sold a total of 564,500 units for gross proceeds of $564,000, of which $215,000 was sold in the first quarter of 2004.

        In connection with the Merger of the Company and BPZ Energy, Inc. (the "Merger"), the Company issued 9,000,000 shares of common stock in a stock for stock exchange to the shareholders of BPZ Energy, Inc. This transaction is more fully discussed in Note 2 of the Notes to Unaudited Consolidated Financial Statements for the Nine Month Period Ended September 30, 2004.

        In connection with the Merger, the Company issued 604,246 shares of common stock to Navidec Financial Services ("NFS"), previously a wholly-owned subsidiary of the Company. Pursuant to the terms of the Merger agreement, NFS was spun off to the shareholders of record of Navidec, Inc. immediately prior to the consummation of the Merger.

        On September 29, 2004, the Company issued 500,000 shares of common stock to an individual in exchange for the retirement of $1,020,529 of debt.

        As of September 30, 2004, the Company closed a private placement of common stock for cash that began on July 27, 2004. The offering raised a total of $6,000,000 in gross proceeds through the sale of 3,000,000 common shares at a price of $2.00 per share to a total of 5% accredited investors. The Company intends to use the net proceeds of this offering to develop its existing oil and gas properties, to acquire new properties, and for general working capital purposes, as management deems appropriate. The proceeds of the offering were approximately $5,417,000 after deducting placement agent fees of $360,000 and other offering expenses of $223,000.

        The shares of common stock issued during the period were exempted from registration in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder. Shares in the private placement were only offered to select accredited investors (as such term is defined in Rule 501(a) of Regulation D under the Securities Act).

EXHIBITS

3.1	Second Amended and Restated Articles of Incorporation of Navidec, Inc. (incorporated by reference to exhibit 3.1 to Navidec's Annual Report on Form 10-K for the year ended December 31, 2000).
3.2
Amended and Restated Bylaws of ACI Systems, Inc. (incorporated by reference to exhibit 3.2 to Navidec's Registration Statement on Form SB-2 declared effective February 10, 1997 (SEC File Number 333-14497)).
3.3
Articles of Merger and Agreement and Plan of Merger Between ACI Systems, Inc. and Interactive Planet, Inc. (incorporated by reference to exhibit 3.3 to Navidec's Registration Statement on Form SB-2 declared effective February 10, 1997 (SEC File Number 333-14497)).
3.4*	Amendment to Second Amended and Restated Articles of Incorporation of Navidec, Inc.
4.1*	Form of Certificate for Common Stock of BPZ Energy, Inc., a Colorado corporation
5.1**	Opinion on Legality
10.1	Merger Agreement between Navidec, Inc. and BPZ, Inc. (incorporated by reference to exhibit 10.1 from Navidec's Form 8-K filed July 13, 2004).
10.2	Closing Agreement between Navidec, Inc. and BPZ, Inc. (incorporated by reference to exhibit 10.1 from Navidec's Form 8-K filed September 14, 2004).
10.3*	Business Consulting Agreement dated July 8, 2004 by and between BPZ Energy, inc., a Colorado corporation, and Navidec Financial Services, Inc., a Colorado corporation.
10.5*	License Contract from the Government of Peru for Block Z-1
10.6*	License Contract from the Government of Peru for Block XIX
10.7*	Technical Evaluation Agreement from the Government of Peru for Area VI
10.8*	Promotional Technical Evaluation Agreement from the Government of Peru for Area XVI
16.1	Letter from Hein & Associates, LLP (incorporated by reference to Exhibit 16.1 from Navidec's Form 8-K filed November 18, 2004)
21.1*	Subsidiaries of the Small Business Issuer
23.1*	Consent of Accountant
23.2**	Consent of Attorney (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the Signature Page hereto)

*
Filed herewith.

**
To be filed by amendment.

UNDERTAKINGS

        The undersigned registrant hereby undertakes to:

  1.
  File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

  a.
  Include any prospectus required by section 10(a)(3) of the Securities Act;

  b.
  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  c.
  Include any additional or changed material information on the plan of distribution.

  2.
  For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  3.
  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  4.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston, state of Texas, on February 14, 2005.

BPZ ENERGY, INC.
By:	/s/ THOMAS E. KELLY Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Fernando Zúñiga y Rivero and Manuel Pablo Zúñiga-Pflücker, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By:	/s/ THOMAS E. KELLY
Thomas E. Kelly Chief Executive Officer Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
Date:	February 14, 2005
By:	/s/ FERNANDO ZÚÑIGA Y RIVERO Dr. Fernando Zúñiga y Rivero Director and Chairman of the Board	By:	/s/ GORDON GRAY Gordon Gray Director
Date:	February 14, 2005	Date:	February 14, 2005
By:	/s/ JOHN R. MCKOWEN John R. McKowen Director	By:	/s/ MANUEL PABLO ZÚÑIGA-PFLÜCKER Manuel Pablo Zúñiga-Pflücker President and Director
Date:	February 14, 2005	Date:	February 14, 2005

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